Form 10-K, Exhibit 13
period 2003-09-30
AP EAGLE FINANCE CORP; AMERIGAS PARTNERS LP; AMERIGAS FINANCE CORP; AMERIGAS EAGLE FINANCE CORP
filed 2003-12-23
CIK 1161868, 932628, 945792, 1161869

                                                                               .
                                                                               .
                                                                               .

                                                                      EXHIBIT 13


                                      AmeriGas Partners, L.P. 2003 Annual Report

CONSOLIDATED BALANCE SHEETS
(Thousands of dollars)

                                                                                          September 30,
                                                                                  ----------------------------
                                                                                       2003             2002
                                                                                       ----             ----
ASSETS
Current assets:
  Cash and cash equivalents                                                       $    45,872      $    47,400
  Accounts receivable (less allowances for
  doubtful accounts of $ 9,192 and $7,588, respectively)                              100,170           83,274
  Accounts receivable - related parties                                                 2,915            6,862
  Inventories                                                                          70,171           62,496
  Prepaid expenses and other current assets                                            17,204           24,811
                                                                                  -----------      -----------
    Total current assets                                                              236,332          224,843

Property, plant and equipment (less accumulated depreciation and
  amortization of $473,090 and $408,590, respectively)                                594,604          611,550
Goodwill and excess reorganization value                                              602,475          589,923
Intangible assets (less accumulated amortization
  of $11,934 and $8,651, respectively)                                                 27,032           22,586
Other assets                                                                           21,733           23,716
                                                                                  -----------      -----------
    Total assets                                                                  $ 1,482,176      $ 1,472,618
                                                                                  ===========      ===========

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
  Current maturities of long-term debt                                            $    58,705      $    60,398
  Bank loans                                                                             --             10,000
  Accounts payable - trade                                                             87,352           81,891
  Accounts payable - related parties                                                      930            5,003
  Employee compensation and benefits accrued                                           26,307           22,390
  Interest accrued                                                                     31,987           34,492
  Customer deposits and advances                                                       52,771           53,177
  Other current liabilities                                                            39,996           40,473
                                                                                  -----------      -----------
    Total current liabilities                                                         298,048          307,824

Long-term debt                                                                        868,581          885,386
Other noncurrent liabilities                                                           54,859           44,810

Commitments and contingencies (note 11)

Minority interests                                                                      7,005            6,232
Partners' capital:
  Common unitholders (units issued - 52,333,208 and 39,541,286, respectively)         255,423          201,660
  Subordinated unitholders (units issued - 9,891,072 in 2002)                            --             17,846
  General partner                                                                       2,577            2,214
  Accumulated other comprehensive (loss) income                                        (4,317)           6,646
                                                                                  -----------      -----------
    Total partners' capital                                                           253,683          228,366
                                                                                  -----------      -----------
    Total liabilities and partners' capital                                       $ 1,482,176      $ 1,472,618
                                                                                  ===========      ===========


See accompanying notes to consolidated financial statements.

                                      AmeriGas Partners, L.P. 2003 Annual Report

CONSOLIDATED STATEMENTS OF OPERATIONS
(Thousands of dollars, except per unit)

                                                                    Year Ended September 30,
                                                           ---------------------------------------------
                                                               2003             2002             2001
                                                           -----------      -----------      -----------
Revenues:
  Propane                                                  $ 1,502,564      $ 1,191,649      $ 1,322,934
  Other                                                        125,860          116,231           95,430
                                                           -----------      -----------      -----------
                                                             1,628,424        1,307,880        1,418,364
                                                           -----------      -----------      -----------

Costs and expenses:
  Cost of sales - propane                                      856,883          605,695          809,210
  Cost of sales - other                                         53,452           47,383           37,809
  Operating and administrative expenses                        488,434          447,809          368,949
  Depreciation and amortization                                 74,625           66,104           74,760
  Other (income), net                                           (8,960)          (4,403)          (6,154)
                                                           -----------      -----------      -----------
                                                             1,464,434        1,162,588        1,284,574
                                                           -----------      -----------      -----------

Operating income                                               163,990          145,292          133,790
Loss on extinguishments of debt                                 (3,023)            (752)            --
Interest expense                                               (87,19)          (87,839)         (80,396)
                                                           -----------      -----------      -----------
Income before income taxes                                      73,772           56,701           53,394
Income tax (expense) benefit                                      (586)            (340)             327
Minority interests                                              (1,228)            (995)            (706)
                                                           -----------      -----------      -----------
Income before accounting changes                                71,958           55,366           53,015
Cumulative effect of accounting changes                           --               --             12,494
                                                           -----------      -----------      -----------

Net income                                                 $    71,958      $    55,366      $    65,509
                                                           ===========      ===========      ===========

General partner's interest in net income                   $       720      $       554      $       655
                                                           ===========      ===========      ===========

Limited partners' interest in net income                   $    71,238      $    54,812      $    64,854
                                                           ===========      ===========      ===========

Income per limited partner unit - basic and diluted:
  Income before accounting changes                         $      1.42      $      1.12      $      1.18
  Cumulative effect of accounting changes                         --               --               0.28
                                                           -----------      -----------      -----------
  Net income per limited partner unit                      $      1.42      $      1.12      $      1.46
                                                           ===========      ===========      ===========

Average limited partner units outstanding (thousands):
  Basic                                                         50,267           48,909           44,453
                                                           ===========      ===========      ===========
  Diluted                                                       50,337           48,932           44,453
                                                           ===========      ===========      ===========


See accompanying notes to consolidated financial statements.

                                      AmeriGas Partners, L.P. 2003 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands of dollars)

                                                                  Year Ended September 30,
                                                           ---------------------------------------
                                                              2003           2002           2001
                                                           ---------      ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                               $  71,958      $  55,366      $  65,509
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Cumulative effect of accounting changes                   --             --          (12,494)
      Depreciation and amortization                           74,625         66,104         74,760
      Other, net                                               6,747          1,321          2,920
      Net change in:
       Accounts receivable                                   (19,927)         8,717          4,893
       Inventories                                            (7,510)        10,576          3,638
       Accounts payable                                        1,389          9,579         (5,511)
       Other current assets and liabilities                   12,021          7,857         19,296
                                                           ---------      ---------      ---------
      Net cash provided by operating activities              139,303        159,520        153,011
                                                           ---------      ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Expenditures for property, plant and equipment             (52,933)       (53,472)       (37,890)
  Proceeds from disposals of assets                            7,408          9,849          5,347
  Acquisitions of businesses, net of cash acquired           (27,000)          (736)      (205,571)
                                                           ---------      ---------      ---------
      Net cash used by investing activities                  (72,525)       (44,359)      (238,114)
                                                           ---------      ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Distributions                                             (111,462)      (108,504)       (98,435)
  Minority interest activity                                    (686)          (624)         2,374
  (Decrease) increase in bank loans                          (10,000)        10,000        (30,000)
  Issuance of long-term debt                                 122,780         40,900        252,833
  Repayment of long-term debt                               (144,701)       (99,149)      (110,767)
  Proceeds from issuance of Common Units                      75,005         56,556         39,836
  Proceeds from sale of AmeriGas OLP interest                   --             --           50,000
  Capital contributions from General Partner                     758            571            956
                                                           ---------      ---------      ---------
      Net cash (used) provided by financing activities       (68,306)      (100,250)       106,797
                                                           ---------      ---------      ---------
Cash and cash equivalents (decrease) increase              $  (1,528)     $  14,911      $  21,694
                                                           =========      =========      =========

CASH AND CASH EQUIVALENTS
  End of year                                              $  45,872      $  47,400      $  32,489
  Beginning of year                                           47,400         32,489         10,795
                                                           ---------      ---------      ---------
    (Decrease) increase                                    $  (1,528)     $  14,911      $  21,694
                                                           =========      =========      =========


See accompanying notes to consolidated financial statements.

                                      AmeriGas Partners, L.P. 2003 Annual Report

CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
(Thousands of dollars, except unit data)

                                                                                                          Accumulated
                                                                                                              other         Total
                                          Number of units                                   General     comprehensive    partners'
                                     Common     Subordinated    Common     Subordinated     partner     income (loss)     capital
                                     ------     ------------    ------     ------------     -------     -------------     -------
Balance September 30, 2000         32,078,293    9,891,072    $ 118,872    $    35,542    $     1,557   $      --        $ 155,971
Net income                                                       50,123         14,731            655                       65,509
Cumulative effect of change
   in accounting principle -
   SFAS No. 133                                                                                                8,921         8,921
Net gains on derivative
   instruments                                                                                                   276           276
Reclassification of net gains
   on derivative instruments                                                                                 (23,380)      (23,380)
                                                                -------        -------    -----------        -------     ---------
Comprehensive income                                             50,123         14,731            655        (14,183)       51,326
Distributions                                                   (75,691)       (21,760)          (984)                     (98,435)
Common Units issued in
   connection with acquisitions     2,382,946                    53,861                           544                       54,405
Common Units issued in
   connection with public
   offering                         2,300,000                    39,836                           402                       40,238
                                   ----------    ---------    ---------    -----------    -----------        -------     ---------
Balance September 30, 2001         36,761,239    9,891,072      187,001         28,513          2,174        (14,183)      203,505
                                   ----------    ---------    ---------    -----------    -----------        -------     ---------
Net income                                                       43,719         11,093            554                       55,366
Net losses on derivative
   instruments                                                                                               (10,664)      (10,664)
Reclassification of net losses
   on derivative instruments                                                                                  31,493        31,493
                                                              ----------   -----------    -----------        -------     ---------
Comprehensive income                                             43,719         11,093            554         20,829        76,195
Distributions                                                   (85,659)       (21,760)        (1,085)                    (108,504)
Common Units issued in
   connection with executive
   compensation plan                    2,000                        43                                                         43
Common Units issued in
   connection with public
   offering                         2,428,047                    49,623                           501                       50,124
Common Units sold to
   General Partner                    350,000                     6,933                            70                        7,003
                                   ----------    ---------    ---------    -----------    -----------        -------     ---------
Balance September 30, 2002         39,541,286    9,891,072      201,660         17,846          2,214          6,646       228,366
                                   ----------    ---------    ---------    -----------    -----------        -------     ---------
Net income                                                       69,859          1,379            720                       71,958
Net gains on derivative
   instruments                                                                                                14,909        14,909
Reclassification of net gains
   on derivative instruments                                                                                 (25,872)      (25,872)
                                                              ---------    -----------    -----------       --------     ---------
Comprehensive income                                             69,859          1,379            720        (10,963)       60,995
Distributions                                                  (104,907)        (5,440)        (1,115)                    (111,462)
Common Units issued in
   connection with public
   offering                         2,900,000                    75,005                           758                       75,763
Common Units issued in
   connection with executive
   compensation plan                      850                        21                                                         21
Conversion of Subordinated
   Units                            9,891,072   (9,891,072)      13,785        (13,785)                                         --
                                   ----------    ---------    ---------    -----------    -----------       --------     ---------
Balance September 30, 2003         52,333,208         --      $ 255,423    $      --      $     2,577       $ (4,317)    $ 253,683
                                   ==========    =========    =========    ===========    ===========       ========     =========


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of dollars, except per unit amounts)

NOTE 1 - PARTNERSHIP ORGANIZATION AND FORMATION

AmeriGas Partners, L.P. ("AmeriGas Partners") was formed on November 2, 1994, and is a publicly traded limited partnership. AmeriGas Partners conducts a national propane distribution business through its principal operating subsidiaries AmeriGas Propane, L.P. ("AmeriGas OLP") and AmeriGas OLP's subsidiary, AmeriGas Eagle Propane, L.P. ("Eagle OLP"). AmeriGas Partners, AmeriGas OLP and Eagle OLP are Delaware limited partnerships. AmeriGas OLP and Eagle OLP are collectively referred to herein as "the Operating Partnerships," and AmeriGas Partners, the Operating Partnerships and all of their subsidiaries are collectively referred to herein as "the Partnership" or "we."

      The Operating Partnerships are engaged in the distribution of propane and related equipment and supplies. The Operating Partnerships comprise the largest retail propane distribution business in the United States serving residential, commercial, industrial, motor fuel and agricultural customers from locations in 46 states, including Alaska and Hawaii.

      At September 30, 2003, AmeriGas Propane, Inc. (the "General Partner"), an indirect wholly owned subsidiary of UGI Corporation ("UGI"), held a 1% general partner interest in AmeriGas Partners and a 1.01% general partner interest in AmeriGas OLP. The General Partner and its wholly owned subsidiary Petrolane Incorporated ("Petrolane," a predecessor company of the Partnership) also owned 24,525,004 Common Units of AmeriGas Partners. The remaining 27,808,204 Common Units are publicly held. The Common Units represent limited partner interests in AmeriGas Partners.

      AmeriGas Partners holds a 99% limited partner interest in AmeriGas OLP. AmeriGas OLP, indirectly through subsidiaries, owns an effective 0.1% general partner interest and a direct approximate 99.8% limited partner interest in Eagle OLP. An unrelated third party (minority partner) holds an approximate 0.1% limited partner interest in Eagle OLP.

      AmeriGas Partners and the Operating Partnerships have no employees. Employees of the General Partner conduct, direct and manage the activities of AmeriGas Partners and AmeriGas OLP. The General Partner also provides management and administrative services to AmeriGas Eagle Holdings, Inc. ("AEH"), the general partner of Eagle OLP, under a management services agreement. The General Partner is reimbursed monthly for all direct and indirect expenses it incurs on behalf of the Operating Partnerships.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION PRINCIPLES. The consolidated financial statements include the accounts of AmeriGas Partners and its majority-owned subsidiaries. We eliminate all significant intercompany accounts and transactions when we consolidate. We account for the General Partner's 1.01% interest in AmeriGas OLP and the minority partner's 0.1% limited partner interest in Eagle OLP as minority interests in the consolidated financial statements. The Partnership's 50% ownership interest in Atlantic Energy, Inc., a propane storage terminal located in Chesapeake, Virginia, is accounted for by the equity method.

RECLASSIFICATIONS. In order to more appropriately classify direct costs associated with the Partnership's Prefilled Propane Xchange ("PPX(R)") program, for the year ended September 30, 2003, certain costs previously considered operating and administrative expenses have been included in cost of sales. We have reclassified $21,008 and $11,044 of such costs incurred during the years ended September 30, 2002 and 2001, respectively, to conform to the current-year presentation.

      In January 2003, the Partnership recorded a loss of $3,023 resulting from an early extinguishment of long-term debt. This loss has been reflected in the Consolidated Statements of Operations for the year ended September 30, 2003 as "loss on extinguishments of debt." A loss of $752 associated with a November 2001 early extinguishment of long-term debt previously included in other income, net, in the Consolidated Statement of Operations for the year ended September 30, 2002 has been reclassified to conform to the current-year presentation (see
Note 6).

      We have reclassified certain other prior-year balances to conform to the current-year presentation.

USE OF ESTIMATES. We make estimates and assumptions when preparing financial statements in conformity with accounting principles generally accepted in the United States. These estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

REVENUE RECOGNITION. We recognize revenue from the sale of propane principally as product is delivered to customers. Revenue from the sale of appliances and equipment is recognized at the time of sale or installation. Revenue from repairs and maintenance is recognized upon completion of the service.

      Effective October 1, 2000, we applied the guidance of Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 101 entitled "Revenue Recognition" ("SAB 101") with respect to annually billed nonrefundable tank fees. Under this accounting method, revenues from such fees are recorded on a straight-line basis over one year. Prior to the change in accounting, such revenues were recorded when billed. For a detailed description of this change in accounting and its impact on our results, see Note 18.

INVENTORIES. Our inventories are stated at the lower of cost or market. We determine cost using an average cost method for propane, specific identification for appliances, and the first-in, first-out ("FIFO") method for all other inventories.

                                      AmeriGas Partners, L.P. 2003 Annual Report


PROPERTY, PLANT AND EQUIPMENT AND RELATED DEPRECIATION. We record property, plant and equipment at cost. The amounts we assign to property, plant and equipment of businesses we acquire are based upon estimated fair value at date of acquisition. When plant and equipment are retired or otherwise disposed of, we remove the cost and accumulated depreciation from the appropriate accounts and any resulting gain or loss is recognized in "other income, net" in the Consolidated Statements of Operations. We compute depreciation expense on plant and equipment using the straight-line method over estimated service lives generally ranging from 15 to 40 years for buildings and improvements; 7 to 30 years for storage and customer tanks and cylinders; and 2 to 10 years for vehicles, equipment, and office furniture and fixtures.

Depreciation expense was $70,423 in 2003, $61,993 in 2002 and $48,169 in 2001.

      Effective October 1, 2000, we changed our method of accounting for costs to install Partnership-owned tanks at customer locations. Under the new accounting method, all costs to install such tanks, net of amounts billed to customers, are capitalized and depreciated over the estimated period of benefit not exceeding ten years. For a detailed description of this change in accounting and its impact on our results, see Note 18.

INTANGIBLE ASSETS. The Partnership's intangible assets comprise the following at September 30:

                                     2003           2002
                                     ----           ----
SUBJECT TO AMORTIZATION:
  Customer relationships and
    noncompete agreements (a)     $  38,966      $  31,237
  Accumulated amortization          (11,934)        (8,651)
                                  ---------      ---------
                                  $  27,032      $  22,586
                                  ---------      ---------

NOT SUBJECT TO AMORTIZATION:
  Goodwill (a)                    $ 509,155      $ 496,603
  Excess reorganization value        93,320         93,320
                                  ---------      ---------
                                  $ 602,475      $ 589,923
                                  ---------      ---------

(a) The increases in the carrying amounts of intangible assets during Fiscal 2003 resulted from Partnership business acquisitions.

      We amortize customer relationship and noncompete agreement intangibles over their estimated periods of benefit which do not exceed 15 years. Prior to the adoption of SFAS 142, we amortized goodwill resulting from purchase business combinations on a straight-line basis over 40 years, and excess reorganization value (resulting from Petrolane's July 1993 reorganization under Chapter 11 of the U.S. Bankruptcy Code) on a straight-line basis over 20 years. Amortization expense of intangible assets was $3,283 in 2003 and $3,287 in 2002. Amortization expense of intangible assets in 2001, which includes amortization of goodwill and excess reorganization value prior to the adoption of SFAS 142, was $25,767. Estimated amortization expense of intangible assets during the next five fiscal years is as follows: Fiscal 2004 - $3,470; Fiscal 2005 - $3,226; Fiscal 2006 - $2,841; Fiscal 2007 - $2,212; Fiscal 2008 - $1,982.

      Effective October 1, 2001, we early adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board ("APB") Opinion No. 17, "Intangible Assets." SFAS 142 addresses the financial accounting and reporting for intangible assets acquired individually or with a group of other assets (excluding those acquired in a business combination) at acquisition and also addresses the financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. Under SFAS 142, an intangible asset is amortized over its useful life unless that life is determined to be indefinite. Goodwill, including excess reorganization value, and other intangible assets with indefinite lives are not amortized but are subject to tests for impairment at least annually. In accordance with the provisions of SFAS 142, the Partnership ceased the amortization of goodwill and excess reorganization value effective October 1, 2001.

      The following table provides reconciliations of reported and adjusted net income and basic and diluted net income per limited partner unit as if SFAS 142 had been adopted as of October 1, 2000:

                                   Year Ended September 30,
                                 2003           2002           2001
                              ----------     ----------     ----------
NET INCOME:
  Reported income before
    accounting changes        $   71,958     $   55,366     $   53,015
  Add back goodwill and
    excess reorganization
    value amortization,
    net of adjustment to
    minority interests              --             --           23,570
                              ----------     ----------     ----------
  Adjusted income before
    accounting changes            71,958         55,366         76,585
  Cumulative effect of
    accounting changes              --             --           12,494
                              ----------     ----------     ----------
  Adjusted net income         $   71,958     $   55,366     $   89,079
                              ----------     ----------     ----------

BASIC AND DILUTED INCOME
  PER LIMITED PARTNER UNIT:
  Reported income before
    accounting changes        $     1.42     $     1.12     $     1.18
  Add back goodwill and
    excess reorganization
    value amortization,
    net of adjustment to
    minority interests              --             --             0.53
                              ----------     ----------     ----------
  Adjusted income per unit
    before accounting
    changes                         1.42           1.12           1.71
  Cumulative effect of
    accounting changes              --             --             0.27
                              ----------     ----------     ----------
  Adjusted net income
    per unit                  $     1.42     $     1.12     $     1.98
                              ----------     ----------     ----------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of dollars, except per unit amounts)


      SFAS 142 requires that we perform an impairment test annually or more frequently if events or circumstances indicate that the value of goodwill might be impaired. No provisions for goodwill impairments were recorded during 2003 and 2002.

DEFERRED DEBT ISSUANCE COSTS. Included in other assets are net deferred debt issuance costs of $14,022 and $13,673 at September 30, 2003 and 2002, respectively. We are amortizing these costs over the term of the related debt.

COMPUTER SOFTWARE COSTS. We include in property, plant and equipment costs associated with computer software we develop or obtain for use in our business. We amortize computer software costs on a straight-line basis over expected periods of benefit not exceeding seven years once the installed software is ready for its intended use.

CUSTOMER DEPOSITS. We offer certain of our customers prepayment programs which require customers to pay a fixed periodic amount, or to otherwise prepay a portion of their anticipated propane purchases. Customer prepayments, which exceed associated billings, are classified as customer deposits and advances on the Consolidated Balance Sheets.

ENVIRONMENTAL LIABILITIES. We accrue environmental investigation and clean-up costs when it is probable that a liability exists and the amount or range of amounts can be reasonably estimated. Our estimated liability for environmental contamination is reduced to reflect anticipated participation of other responsible parties but is not reduced for possible recovery from insurance carriers. We do not discount to present value the costs of future expenditures for environmental liabilities.

INCOME TAXES. AmeriGas Partners and the Operating Partnerships are not directly subject to federal income taxes. Instead, their taxable income or loss is allocated to their individual partners. The Operating Partnerships have corporate subsidiaries which are directly subject to federal income taxes. Accordingly, our Consolidated Financial Statements reflect income taxes related to these corporate subsidiaries. Net income for financial statement purposes may differ significantly from taxable income reportable to unitholders. This is a result of (1) differences between the tax basis and financial reporting basis of assets and liabilities and (2) the taxable income allocation requirements of the Second Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P. ("Partnership Agreement") and the Internal Revenue Code.

UNIT-BASED COMPENSATION. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), we apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), in recording compensation expense for grants of equity instruments to employees. We recorded unit-based compensation expense of $2,151 in 2003, $1,018 in 2002 and $497 in 2001. Our unit-based compensation expense under the provisions of APB 25 for all periods presented was not materially different from amounts determined under the provisions of SFAS 123. For a description of unit-based compensation and related disclosure, see Note 10.

NET INCOME PER UNIT. Net income per unit is computed by dividing net income, after deducting the General Partner's 1% interest, by the weighted average number of limited partner units outstanding. Potentially dilutive Common Units included in the diluted limited partner units outstanding computation of 70,000 in 2003 and 23,000 in 2002 reflect the effects of Common Unit awards issued under AmeriGas Propane, Inc. incentive compensation plans. There were no potentially dilutive securities in 2001.

DERIVATIVE INSTRUMENTS. Effective October 1, 2000, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivative instruments be recognized as either assets or liabilities and measured at fair value. The accounting for changes in fair value depends upon the purpose of the derivative instrument and whether it is designated and qualifies for hedge accounting. The adoption of SFAS 133 resulted in a cumulative effect charge to net income of $736 and a cumulative effect increase to accumulated other comprehensive income of $8,921. The increase in accumulated other comprehensive income is attributable to net gains on derivative instruments designated and qualifying as cash flow hedges on October 1, 2000.

      For a detailed description of the derivative instruments we use, our objectives for using them, and related supplemental information required by SFAS 133, see Note 14.

CONSOLIDATED STATEMENTS OF CASH FLOWS. We define cash equivalents as all highly liquid investments with maturities of three months or less when purchased. We record cash equivalents at cost plus accrued interest, which approximates market value. We paid interest totaling $89,157 in 2003, $86,556 in 2002 and $79,302 in 2001.

COMPREHENSIVE INCOME. Comprehensive income comprises net income and other comprehensive income (loss). Other comprehensive income (loss) results from gains and losses on derivative instruments qualifying as cash flow hedges.

SEGMENT INFORMATION. We have determined that we have a single reportable operating segment which engages in the distribution of propane and related equipment and supplies. No single customer represents ten percent or more of consolidated revenues. In addition, virtually all of our revenues are derived from sources within the United States and virtually all of our long-lived assets are located in the United States.

                                      AmeriGas Partners, L.P. 2003 Annual Report


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS. In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation -Transition and Disclosure" ("SFAS 148"). SFAS 148 provides alternative methods of transition for an entity that voluntarily changes to a fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), to require more prominent disclosure about the effects on reported net income of stock-based employee compensation. As permitted by SFAS 148 and SFAS 123, the Partnership expects to continue to account for unit-based compensation in accordance with APB 25 and will continue to provide the required disclosures in its annual and interim financial statements.

      In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS 149 (i) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (ii) clarifies when a derivative contains a financing component, (iii) amends the definition of an underlying-rate, price or index to conform it to language used in FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and (iv) amends certain other existing pronouncements. SFAS 149 did not change the methods the Partnership uses to account for and report its derivatives and hedging activities.

      In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 establishes guidelines on how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 further defines and requires that certain instruments within its scope be classified as liabilities on the financial statements. The adoption of SFAS 150 did not affect the Partnership's financial position or results of operations.

      In January 2003, the FASB issued Financial Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which clarifies Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46 is effective immediately for variable interest entities created or obtained after January 31, 2003. For variable interests created or acquired before February 1, 2003, FIN 46 is effective for the first fiscal or interim period beginning after December 15, 2003. If certain conditions are met, FIN 46 requires the primary beneficiary to consolidate certain variable interest entities in which the other equity investors lack the essential characteristics of a controlling financial interest or their investment at risk is not sufficient to permit the variable interest entity to finance its activities without additional subordinated financial support from other parties. The Partnership has not created or obtained any variable interest entities after January 31, 2003, and is currently in the process of evaluating the impact of FIN 46, which is not expected to have a material effect on its financial position or results of operations.

NOTE 3 - ACQUISITIONS

During 2003, AmeriGas OLP acquired several retail propane distribution businesses for total cash consideration of $27,000. In conjunction with these acquisitions, liabilities of $1,469 were incurred. The operating results of these businesses have been included in our operating results from their respective dates of acquisition. The total purchase price of these acquisitions has been allocated to the assets and liabilities acquired as follows:

Net current assets                                     $ 2,260
Property, plant and equipment                            6,095
Goodwill                                                12,552
Customer relationships and noncompete agreements
  (estimated useful life of 10 and 5 years,              7,729
  respectively)
Other assets and liabilities                              (167)
                                                      --------
Total                                                 $ 28,469
                                                      ========

      The pro forma effect of these transactions was not material to the Partnership's results of operations.

      On August 21, 2001, AmeriGas Partners, through AmeriGas OLP, acquired the propane distribution businesses of Columbia Energy Group ("Columbia Propane Businesses") in a series of equity and asset purchases pursuant to the terms of the Purchase Agreement dated January 30, 2001, and Amended and Restated August 7, 2001 ("Columbia Purchase Agreement") by and among Columbia Energy Group ("CEG"), Columbia Propane Corporation ("Columbia Propane"), Columbia Propane, L.P. ("CPLP"), CP Holdings, Inc. ("CPH"), AmeriGas Partners, AmeriGas OLP, and the General Partner. The acquired businesses comprised the seventh largest retail marketer of propane in the United States with annual sales of over 300 million gallons from locations in 29 states. The acquired businesses were principally conducted through Columbia Propane and its approximate 99% owned subsidiary, CPLP (referred to after the acquisition as "Eagle OLP"). AmeriGas OLP acquired substantially all of the assets of Columbia Propane, including an indirect 1% general partner interest and an approximate 99% limited partnership interest in Eagle OLP.

      The purchase price of the Columbia Propane Businesses consisted of $201,750 in cash. In addition, AmeriGas OLP agreed to pay CEG for the amount of working capital, as defined, in excess of $23,000. In April 2002, the Partnership's management and CEG agreed upon the amount of working capital acquired by AmeriGas OLP and AmeriGas OLP made an additional payment for working capital and other adjustments totaling $736. The Columbia Purchase Agreement also provided for the purchase by CEG of limited partnership interests in AmeriGas OLP valued at $50,000 for $50,000 in cash, which interests were exchanged for 2,356,953 Common Units of AmeriGas Partners having an estimated fair

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of dollars, except per unit amounts)


value of $54,422. Concurrently with the acquisition, AmeriGas Partners issued $200,000 of 8.875% Senior Notes due May 2011, the net proceeds of which were contributed to AmeriGas OLP to finance the acquisition of the Columbia Propane Businesses, to fund related fees and expenses, and to repay debt outstanding under AmeriGas OLP's bank credit agreement.

      The operating results of the Columbia Propane Businesses are included in our consolidated results from August 21, 2001.

      The following table identifies the components of the purchase price of the Columbia Propane Businesses:

Cash paid                                              $202,486
Cash received from sale of AmeriGas OLP
  limited partner interests                             (50,000)
Fair value of AmeriGas Partners' Common Units
  issued in exchange for the AmeriGas OLP
  limited partner interests                              54,422
Transaction costs and expenses                            8,140
Involuntary employee termination benefits and
  relocation costs                                        2,618
Other liabilities and obligations incurred                1,031
                                                       --------
Total                                                  $218,697
                                                       ========

      The purchase price of the Columbia Propane Businesses was allocated to the assets and liabilities acquired as follows:

Net current assets                                     $ 16,741
Property, plant and equipment                           182,761
Customer relationships and noncompete agreement
  (estimated useful life of 15 and 5 years,
  respectively)                                          19,878
Other assets and liabilities                               (683)
                                                       --------
Total                                                  $218,697
                                                       ========

      The following table presents unaudited pro forma income statement and per unit data for 2001 as if the acquisition of the Columbia Propane Businesses had occurred as of the beginning of the year:

                                                           2001
                                                           ----
Revenues                                               $ 1,788,567
Income before accounting changes                       $    51,637
Net income                                             $    64,131
Income per limited partner unit - basic and diluted:
  Income before accounting changes                     $      1.10
  Net income                                           $      1.36

      The pro forma results of operations reflect the Columbia Propane Businesses' historical operating results after giving effect to adjustments directly attributable to the transaction that are expected to have a continuing impact. They are not adjusted for, among other things, the impact of normal weather conditions, operating synergies and anticipated cost savings. In our opinion, the unaudited pro forma results are not necessarily indicative of the actual results that would have occurred had the acquisition of the Columbia Propane Businesses occurred as of the beginning of the year presented or of future operating results under our management.

      During 2001, in addition to the acquisition of the Columbia Propane Businesses, we acquired several other small propane distribution businesses for $147 in cash and 25,993 Common Units. These transactions did not have a material effect on the Partnership's results of operations.

      On October 1, 2003, AmeriGas OLP acquired substantially all of the retail propane distribution assets and business of Horizon Propane LLC ("Horizon Propane") for total cash consideration of $31,044. In addition, AmeriGas OLP agreed to pay Horizon for the amount of working capital, as defined in the Asset Purchase Agreement, in excess of $2,600. During its 2003 fiscal year, Horizon Propane sold over 30 million gallons of propane from ninety locations in twelve states.

NOTE 4 - CONVERSION OF SUBORDINATED UNITS

In December 2002, the General Partner determined that the cash-based performance and distribution requirements for the conversion of the then-remaining 9,891,072 Subordinated Units, all of which were held by the General Partner, had been met in respect of the quarter ended September 30, 2002. As a result, the Subordinated Units were converted to an equivalent number of Common Units effective November 18, 2002. The conversion of the Subordinated Units did not result in an increase in the total number of AmeriGas Partners limited partner units outstanding.

NOTE 5 - QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH

The Partnership makes distributions to its partners approximately 45 days after the end of each fiscal quarter in a total amount equal to its Available Cash for such quarter. Available Cash generally means:

      1.    all cash on hand at the end of such quarter,

      2. plus all additional cash on hand as of the date of determination resulting from borrowings after the end of such quarter,

      3. less the amount of cash reserves established by the General Partner in its reasonable discretion.

      The General Partner may establish reserves for the proper conduct of the Partnership's business and for distributions during the next four quarters. In addition, certain of the Partnership's debt agreements require reserves be established for the payment of debt principal and interest.

      Distributions of Available Cash are made 98% to limited partners and 2% to the General Partner. The Partnership may pay an incentive distribution if Available Cash exceeds the Minimum Quarterly Distribution of $0.55 ("MQD") on all units.

                                      AmeriGas Partners, L.P. 2003 Annual Report


NOTE 6 - DEBT

Long-term debt comprises the following at September 30:

                                                     2003           2002
                                                  ---------      ---------
AmeriGas Partners Senior Notes:
   8.875%, due May 2011 (including
      unamortized premium of $ 6,426
      and $1,550, respectively, effective
      rate - 8.56%)                               $ 366,426      $ 241,550
   10%, due April 2006 (less unamortized
      discount of $167 and $223,
      respectively, effective rate - 10.125%)        59,833         59,777
   10.125%, due April 2007                             --           85,000
AmeriGas OLP First Mortgage Notes:
   Series A, 9.34% - 11.71%, due
      April 2003 through April 2009
      (including unamortized premium
      of $6,581 and $7,884, respectively,
      effective rate - 8.91%)                       166,581        167,884
   Series B, 10.07%, due April 2003
      through April 2005 (including
      unamortized premium of $ 1,082
      and $2,304, respectively, effective
      rate - 8.74%)                                  81,082        122,304
   Series C, 8.83%, due April 2003
      through April 2010                             96,250        110,000
   Series D, 7.11%, due March 2009
      (including unamortized premium of
      $1,890 and $2,168, respectively,
      effective rate - 6.52%)                        71,890         72,168
   Series E, 8.50%, due July 2010 (including
      unamortized premium of $137 and $149,
      respectively, effective rate - 8.47%)          80,137         80,149
Other                                                 5,087          6,952
                                                  ---------      ---------
Total long-term debt                                927,286        945,784
Less current maturities (including net
   unamortized premium of $ 3,082
   and $2,887, respectively)                        (58,705)       (60,398)
                                                  ---------      ---------
Total long-term debt due after one year           $ 868,581      $ 885,386
                                                  =========      =========


      Scheduled principal repayments of long-term debt for each of the next five fiscal years ending September 30 are as follows: 2004 - $55,623; 2005 - $55,512; 2006 - $114,427; 2007 - $54,105; 2008 - $54,069.

AMERIGAS PARTNERS SENIOR NOTES. The 8.875% Senior Notes generally cannot be redeemed at our option prior to May 20, 2006. A redemption premium applies thereafter through May 19, 2009.

However, prior to May 20, 2004, AmeriGas Partners may use the proceeds of a public offering of Common Units to redeem up to 33% of the 8.875% Senior Notes at 108.875% plus accrued and unpaid interest. The 10% Senior Notes generally cannot be redeemed at our option prior to their maturity. AmeriGas Partners prepaid $15,000 of 10.125% Senior Notes in November 2001 at a redemption price of 103.375% and prepaid the remaining $85,000 of 10.125% Senior Notes in January 2003 at a redemption price of 102.25%, in each instance, including accrued interest. AmeriGas Partners recognized losses of $3,023 and $752 associated with these prepayments which amounts are reflected in "Loss on extinguishments of debt" in the 2003 and 2002 Consolidated Statements of Operations, respectively. AmeriGas Partners may, under certain circumstances following the disposition of assets or a change of control, be required to offer to prepay the Senior Notes.

AMERIGAS OLP FIRST MORTGAGE NOTES. AmeriGas OLP's First Mortgage Notes are collateralized by substantially all of its assets. The General Partner and Petrolane are co-obligors of the Series A, B, and C First Mortgage Notes, and the General Partner is co-obligor of the Series D and E First Mortgage Notes. AmeriGas OLP may prepay the First Mortgage Notes, in whole or in part. These prepayments include a make whole premium. Following the disposition of assets or a change of control, AmeriGas OLP may be required to offer to prepay the First Mortgage Notes, in whole or in part.

AMERIGAS OLP CREDIT AGREEMENT. AmeriGas OLP's Credit Agreement ("Credit Agreement") consists of (1) a Revolving Credit Facility and (2) an Acquisition Facility. AmeriGas OLP's obligations under the Credit Agreement are collateralized by substantially all of its assets. The General Partner and Petrolane are guarantors of amounts outstanding under the Credit Agreement.

      Under the Revolving Credit Facility, AmeriGas OLP may borrow up to $100,000 (including a $100,000 sublimit for letters of credit) subject to restrictions in the AmeriGas Partners Senior Notes indentures (see "Restrictive Covenants" below). The Revolving Credit Facility may be used for working capital and general purposes of AmeriGas OLP. The Revolving Credit Facility expires on October 15, 2006, but may be extended for additional one-year periods with the consent of the participating banks representing at least 80% of the commitments thereunder. There were no borrowings outstanding under AmeriGas OLP's Revolving Credit Facility at September 30, 2003. AmeriGas OLP had borrowings under the Revolving Credit Facility totaling $10,000 at September 30, 2002, which we classify as bank loans. Issued and outstanding letters of credit, which reduce available borrowings under the Revolving Credit Facility, totaled $33,363 and $19,781 at September 30, 2003 and 2002, respectively.

      The Acquisition Facility provides AmeriGas OLP with the ability to borrow up to $75,000 to finance the purchase of propane businesses or propane business assets or, to the extent it is not so

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of dollars, except per unit amounts)


used, may be used for working capital and general purposes. The Acquisition Facility operates as a revolving facility through October 15, 2006, at which time amounts then outstanding will be immediately due and payable. There were no amounts outstanding under the Acquisition Facility at September 30, 2003 and 2002.

      The Revolving Credit Facility and the Acquisition Facility permit AmeriGas OLP to borrow at prevailing interest rates, including the base rate, defined as the higher of the Federal Funds rate plus 0.50% or the agent bank's prime rate (4.00% at September 30, 2003), or at a two-week, one-, two-, three-, or six-month Eurodollar Rate, as defined in the Credit Agreement, plus a margin. The margin on Eurodollar Rate borrowings (which ranges from 1.00% to 2.25%), and the Credit Agreement facility fee rate (which ranges from 0.25% to 0.50%) are dependent upon AmeriGas OLP's ratio of funded debt to earnings before interest expense, income taxes, depreciation and amortization ("EBITDA"), each as defined in the Credit Agreement.

GENERAL PARTNER FACILITY. AmeriGas OLP also has a Revolving Credit Agreement with the General Partner under which it may borrow up to $20,000 for working capital and general purposes. This agreement is coterminous with, and generally comparable to, AmeriGas OLP's Revolving Credit Facility except that borrowings under the General Partner Facility are unsecured and subordinated to all senior debt of AmeriGas OLP. Interest rates on borrowings are based upon one-month offshore interbank offering rates. Facility fees are determined in the same manner as fees under the Revolving Credit Facility. UGI has agreed to contribute up to $20,000 to the General Partner to fund such borrowings.

RESTRICTIVE COVENANTS. The Senior Notes of AmeriGas Partners restrict the ability of the Partnership to, among other things, incur additional indebtedness, make investments, incur liens, issue preferred interests, prepay subordinated indebtedness, and effect mergers, consolidations and sales of assets. Under the Senior Notes indentures, AmeriGas Partners is generally permitted to make cash distributions equal to available cash, as defined, as of the end of the immediately preceding quarter, if certain conditions are met. These conditions include:

      1. no event of default exists or would exist upon making such distributions and

      2. the Partnership's consolidated fixed charge coverage ratio, as defined, is greater than 1.75-to-1.

      If the ratio in item 2 above is less than or equal to 1.75-to-1, the Partnership may make cash distributions in a total amount not to exceed $24,000 less the total amount of distributions made during the immediately preceding 16 fiscal quarters. At September 30, 2003, such ratio was 2.79-to-1.

      The Credit Agreement and the First Mortgage Notes restrict the incurrence of additional indebtedness and also restrict certain liens, guarantees, investments, loans and advances, payments, mergers, consolidations, asset transfers, transactions with affiliates, sales of assets, acquisitions and other transactions. The Credit Agreement and First Mortgage Notes require the ratio of total indebtedness, as defined, to EBITDA, as defined (calculated on a rolling four-quarter basis or eight-quarter basis divided by two), to be less than or equal to 4.75-to-1 with respect to the Credit Agreement and 5.25-to-1 with respect to the First Mortgage Notes. In addition, the Credit Agreement requires that AmeriGas OLP maintain a ratio of EBITDA to interest expense, as defined, of at least 2.25-to-1 on a rolling four-quarter basis. Generally, as long as no default exists or would result, AmeriGas OLP is permitted to make cash distributions not more frequently than quarterly in an amount not to exceed available cash, as defined, for the immediately preceding calendar quarter. At September 30, 2003, the Partnership was in compliance with its financial covenants.

NOTE 7 - EMPLOYEE RETIREMENT PLANS

The General Partner sponsors a 401(k) savings plan for eligible employees. Participants in the savings plan may contribute a portion of their compensation on a before-tax basis. Generally, employee contributions are matched on a dollar-for-dollar (100%) basis up to 5% of eligible compensation. In conjunction with a short-term cost savings program, for the period March 1, 2002 to September 30, 2002, employee contributions were matched at a rate of 25% up to 5% of eligible compensation. The cost of benefits under our savings plan was $5,555 in 2003, $2,904 in 2002 and $4,765 in 2001.

NOTE 8 - INVENTORIES

Inventories comprise the following at September 30:

                                    2003        2002
                                    ----        ----
Propane gas                       $51,691     $38,283
Materials, supplies and other      13,199      18,586
Appliances for sale                 5,281       5,627
                                  -------     -------
Total inventories                 $70,171     $62,496
                                  =======     =======

      In addition to inventories on hand, we also enter into contracts to purchase propane to meet a portion of our supply requirements. Generally, these contracts are one- to three-year agreements subject to annual review and call for payment based on either fixed prices or market prices at date of delivery.

                                      AmeriGas Partners, L.P. 2003 Annual Report


NOTE 9 - PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment comprise the following at September 30:

                                                  2003             2002
                                                  ----             ----
Land                                         $    62,419      $    64,672
Buildings and improvements                        78,729           75,949
Transportation equipment                          71,874           72,300
Storage facilities                                88,472           83,528
Equipment, primarily cylinders and tanks         749,867          709,308
Other                                             16,333           14,383
                                             -----------      -----------
Gross property, plant and equipment            1,067,694        1,020,140
Less accumulated depreciation and
  amortization                                  (473,090)        (408,590)
                                             -----------      -----------
Net property, plant and equipment            $   594,604      $   611,550
                                             ===========      ===========

NOTE 10 - PARTNERS' CAPITAL AND INCENTIVE COMPENSATION PLANS

In accordance with the Partnership Agreement, the General Partner may, in its sole discretion, cause the Partnership to issue an unlimited number of additional Common Units and other equity securities of the Partnership ranking on a parity with the Common Units.

      In June 2003, AmeriGas Partners sold 2,900,000 Common Units in an underwritten public offering at a public offering price of $27.12 per unit. The net proceeds of the public offering totaling $75,005 and the associated capital contributions from the General Partner totaling $1,531 were contributed to AmeriGas OLP and used to reduce indebtedness under its bank credit agreement and for general partnership purposes.

      In December 2001 and January 2002, AmeriGas Partners sold an aggregate 2,428,047 Common Units in conjunction with an underwritten public offering at a public offering price of $21.50 per unit. The net proceeds of the public offering and the associated capital contributions from the General Partner totaling $50,635 were contributed to AmeriGas OLP and used to reduce indebtedness under its bank credit agreement and for working capital. In October 2001, AmeriGas Partners closed the sale of 350,000 Common Units to the General Partner at the trade-date market price of $19.81 per unit. The proceeds of this sale and the associated capital contributions from the General Partner totaling $7,075 were contributed to AmeriGas OLP which used the proceeds to reduce borrowings under its bank credit agreement and for working capital. In October 2000, we sold 2,300,000 Common Units in conjunction with a public offering at a public offering price of $18.44 per unit. The net proceeds from the Common Unit offering and the associated capital contributions from the General Partner totaling $40,649 were used to reduce indebtedness under its bank credit agreement and for working capital purposes.

      Under the AmeriGas Propane, Inc. 2000 Long-Term Incentive Plan ("2000 Incentive Plan"), the General Partner may grant to key employees the rights to receive a total of 500,000 Common Units, or cash equivalent to the fair market value of such Common Units, upon the achievement of performance goals. In addition, the 2000 Incentive Plan may provide for the crediting of Partnership distribution equivalents to participants' accounts. Distribution equivalents will be paid in cash and such payment may, at the participant's request, be deferred. The actual number of Common Units (or their cash equivalents) ultimately issued, and the actual amount of distribution equivalents paid, is dependent upon the achievement of performance goals. Generally, each grant, unless paid, will terminate when the participant ceases to be employed by the General Partner. We also have a nonexecutive Common Unit plan under which the General Partner may grant awards of up to a total of 200,000 Common Units to key employees who do not participate in the 2000 Incentive Plan. Generally, awards under the nonexecutive plan vest at the end of a three-year period and will be paid in Common Units and cash. During 2003, 2002 and 2001, the General Partner made awards under the 2000 Incentive Plan and the nonexecutive plan representing 112,500, 43,250 and 66,075 Common Units, respectively. We recorded compensation expense of $2,151 in 2003, $1,018 in 2002 and $497 in 2001 relating to these plans. At September 30, 2003, and 2002, awards representing 209,336 and 105,825 Common Units, respectively, were outstanding.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

We lease various buildings and other facilities and transportation, computer and office equipment under operating leases. Certain of the leases contain renewal and purchase options and also contain escalation clauses. Our aggregate rental expense for such leases was $43,179 in 2003, $41,974 in 2002 and $32,709 in 2001.

      Minimum future payments under noncancelable operating leases are as follows:

Year Ending September 30,
  2004                                    $  37,203
  2005                                       32,158
  2006                                       27,196
  2007                                       22,736
  2008                                       18,613
  Thereafter                                 39,620
                                          ---------
Total minimum operating lease payments    $ 177,526
                                          =========

      The Partnership enters into fixed price contracts with suppliers to purchase a portion of its propane supply requirements. These contracts generally have terms of less than one year. As of September 30, 2003, contractual obligations under these contracts totaled $16,749.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of dollars, except per unit amounts)


      The Partnership also enters into contracts to purchase propane to meet additional supply requirements. Generally, these contracts are one- to three-year agreements subject to annual review and call for payment based on either fixed prices or market prices at the date of delivery.

      The Partnership has succeeded to certain lease guarantee obligations of Petrolane relating to Petrolane's divestiture of non-propane operations before its 1989 acquisition by QFB Partners. Future lease payments under these leases total approximately $15,000 at September 30, 2003. The leases expire through 2010 and some of them are currently in default. The Partnership has succeeded to the indemnity agreement of Petrolane by which Texas Eastern Corporation ("Texas Eastern"), a prior owner of Petrolane, agreed to indemnify Petrolane against any liabilities arising out of the conduct of businesses that do not relate to, and are not a part of, the propane business, including lease guarantees. In December 1999, Texas Eastern filed for dissolution under the Delaware General Corporation Law. In May 2001, Petrolane filed a declaratory judgment action in the Delaware Chancery Court seeking confirmation of Texas Eastern's indemnification obligations and judicial supervision of Texas Eastern's dissolution to ensure that its indemnification obligations to Petrolane are paid or adequately provided for in accordance with law. Those proceedings are pending. Pursuant to a Liquidation and Winding Up Agreement dated September 17, 2002, PanEnergy Corporation ("PanEnergy"), Texas Eastern's sole stockholder, assumed all of Texas Eastern's liabilities as of December 20, 2002, to the extent of the value of Texas Eastern's assets transferred to PanEnergy as of that date (which was estimated to exceed $94,000), and to the extent that such liabilities arise within ten years from Texas Eastern's date of dissolution. Notwithstanding the dissolution proceeding, and based on Texas Eastern previously having satisfied directly defaulted lease obligations without the Partnership's having to honor its guarantee, we believe that the probability that the Partnership will be required to directly satisfy the lease obligations subject to the indemnification agreement is remote.

      On August 21, 2001, AmeriGas Partners, through AmeriGas OLP, acquired the propane distribution businesses of Columbia Energy Group (the "2001 Acquisition") pursuant to the terms of a purchase agreement (the "2001 Acquisition Agreement") by and among Columbia Energy Group ("CEG"), Columbia Propane Corporation ("Columbia Propane"), Columbia Propane, L.P. ("CPLP"), CP Holdings, Inc. ("CPH," and together with Columbia Propane and CPLP, the "Company Parties"), AmeriGas Partners, AmeriGas OLP and the General Partner (together with AmeriGas Partners and AmeriGas OLP, the "Buyer Parties"). As a result of the 2001 Acquisition, AmeriGas OLP acquired all of the stock of Columbia Propane and CPH and substantially all of the partnership interests of CPLP. Under the terms of an earlier acquisition agreement (the "1999 Acquisition Agreement"), the Company Parties agreed to indemnify the former general partners of National Propane Partners, L.P. (a predecessor company of the Columbia Propane businesses) and an affiliate (collectively, "National General Partners") against certain income tax and other losses that they may sustain as a result of the 1999 acquisition by CPLP of National Propane Partners, L.P. (the "1999 Acquisition") or the operation of the business after the 1999 Acquisition ("National Claims"). At September 30, 2003, the potential amount payable under this indemnity by the Company Parties was approximately $65,000. These indemnity obligations will expire on the date that CPH acquires the remaining outstanding partnership interest of CPLP, which is expected to occur on or after July 19, 2009.

      Under the terms of the 2001 Acquisition Agreement, CEG agreed to indemnify the Buyer Parties and the Company Parties against any losses that they sustain under the 1999 Acquisition Agreement and related agreements ("Losses"), including National Claims, to the extent such claims are based on acts or omissions of CEG or the Company Parties prior to the 2001 Acquisition. The Buyer Parties agreed to indemnify CEG against Losses, including National Claims, to the extent such claims are based on acts or omissions of the Buyer Parties or the Company Parties after the 2001 Acquisition. CEG and the Buyer Parties have agreed to apportion certain losses resulting from National Claims to the extent such losses result from the 2001 Acquisition itself.

      We also have other contingent liabilities, pending claims and legal actions arising in the normal course of our business. We cannot predict with certainty the final results of these matters.

However, it is reasonably possible that some of them could be resolved unfavorably to us. Although management currently believes, after consultation with counsel, that damages or settlements, if any, recovered by the plaintiffs in such claims or actions will not have a material adverse effect on our financial position, damages or settlements could be material to our operating results or cash flows in future periods depending on the nature and timing of future developments with respect to these matters and the amounts of future operating results and cash flows.

                                      AmeriGas Partners, L.P. 2003 Annual Report


NOTE 12 - RELATED PARTY TRANSACTIONS

Pursuant to the Partnership Agreement and a Management Services Agreement among AEH, the general partner of Eagle OLP, and the General Partner, the General Partner is entitled to reimbursement for all direct and indirect expenses incurred or payments it makes on behalf of the Partnership. These costs, which totaled $284,266 in 2003, $262,398 in 2002 and $208,910 in 2001, include employee compensation and benefit expenses of employees of the General Partner and general and administrative expenses.

      UGI provides certain financial and administrative services to the General Partner. UGI bills the General Partner for these direct and indirect corporate expenses and the General Partner is reimbursed by the Partnership for these expenses. Such corporate expenses totaled $8,295 in 2003, $6,341 in 2002 and $5,276 in 2001. In addition, UGI and certain of its subsidiaries provide office space and automobile liability insurance to the Partnership. These expenses totaled $1,683 in 2003, $1,502 in 2002 and $1,348 in 2001.

      Subsequent to the Columbia Propane acquisition, the Partnership purchases propane on behalf of Atlantic Energy. Atlantic Energy reimburses AmeriGas OLP for its purchases plus interest as Atlantic Energy sells such propane to third parties or to AmeriGas OLP itself. The total dollar value of propane purchased on behalf of Atlantic Energy was $17,225 and $11,370 in 2003 and 2002, respectively. Purchases of propane by AmeriGas OLP from Atlantic Energy during 2003 and 2002 totaled $23,940 and $12,131, respectively.

      The General Partner also provides other services to Atlantic Energy including accounting, insurance and other administrative services and is reimbursed for the related costs. Such costs were not material during 2003 or 2002. In addition, AmeriGas OLP enters into product cost hedging contracts on behalf of Atlantic Energy. When these contracts are settled, AmeriGas OLP is reimbursed the cost of any losses, or distributes the proceeds of any gains, to Atlantic Energy.

      Amounts due from Atlantic Energy at September 30, 2003 and 2002 totaled $2,042 and $5,243, respectively, which amounts are included in accounts receivable - related parties in the Consolidated Balance Sheets.

NOTE 13 - OTHER CURRENT LIABILITIES
Other current liabilities comprise the following at September 30:

                                                   2003        2002
                                                   ----        ----
Self-insured property and casualty liability     $12,672     $11,658

Taxes other than income taxes                      4,994       5,344
Fair value of derivative instruments               2,970       3,330
Propane exchange liability                         8,689       4,627
Deferred tank fee revenue                          7,563       6,755
Other                                              3,108       8,759
                                                 -------     -------
Total other current liabilities                  $39,996     $40,473
                                                 =======     =======

NOTE 14 - FINANCIAL INSTRUMENTS

In accordance with its propane price risk management policy, the Partnership uses derivative instruments, including price swap and option contracts and contracts for the forward sale of propane, to manage the cost of a portion of its forecasted purchases of propane and to manage market risk associated with propane storage inventories. These derivative instruments have been designated by the Partnership as cash flow or fair value hedges under SFAS 133. The fair values of these derivative instruments are affected by changes in propane product prices. In addition to these derivative instruments, the Partnership may also enter into contracts for the forward purchase of propane as well as fixed price supply agreements to manage propane market price risk. These contracts generally qualify for the normal purchases and normal sales exception of SFAS 133 and therefore are not adjusted to fair value.

      On occasion, we enter into interest rate protection agreements ("IRPAs") designed to manage interest rate risk associated with planned issuances of fixed-rate long-term debt. We designate these IRPAs as cash flow hedges. Gains or losses on IRPAs are included in other comprehensive income and are reclassified to interest expense as the interest expense on the associated debt issue affects earnings.

      During the years ended September 30, 2003, 2002 and 2001, the net loss recognized in earnings representing cash flow hedge ineffectiveness was $3,146, $2,123 and $326, respectively. Gains and losses included in accumulated other comprehensive income at September 30, 2003 relating to cash flow hedges will be reclassified into (1) cost of sales when the forecasted purchase of propane subject to the hedges impacts net income and (2) interest expense when interest on anticipated issuances of fixed-rate long-term debt is reflected in net income. Included in accumulated other comprehensive income at September 30, 2003 are net losses of approximately $2,271 from IRPAs associated with forecasted issuances of ten-year debt generally anticipated to occur during the next two years. The amount of net loss which is expected to be reclassified into net income during the next twelve months is not material. The remaining net loss on derivative instruments included in accumulated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of dollars, except per unit amounts)


other comprehensive income at September 30, 2003 of $2,046 is principally associated with future purchases of propane generally anticipated to occur during the next twelve months. The actual amount of gains or losses on unsettled derivative instruments that ultimately is reclassified into net income will depend upon the value of such derivative contracts when settled. The fair value of derivative instruments is included in other current assets, other current liabilities and other noncurrent liabilities in the Consolidated Balance Sheets.

      The carrying amounts of financial instruments included in current assets and current liabilities (excluding unsettled derivative instruments and current maturities of long-term debt) approximate their fair values because of their short-term nature. The carrying amounts and estimated fair values of our remaining financial instruments (including unsettled derivative instruments) at September 30 are as follows:

                                              Carrying        Estimated
                                               Amount        Fair Value
                                               ------        ----------

2003:
  Propane swap and option contracts       $      (637)     $      (637)
  Interest rate protection agreements            (188)            (188)
  Long-term debt                              927,286        1,024,717

2002:
  Propane swap, option and forward
    sales contracts                       $     9,771      $     9,771
  Interest rate protection agreements          (2,758)          (2,758)
  Long-term debt                              945,784          982,869

      We estimate the fair value of long-term debt by using current market prices and by discounting future cash flows using rates available for similar type debt. Fair values of derivative instruments reflect the estimated amounts that we would receive or (pay) to terminate the contracts at the reporting date based upon quoted market prices of comparable contracts.

      We have financial instruments such as short-term investments and trade accounts receivable which could expose us to concentrations of credit risk. We limit our credit risk from short-term investments by investing only in investment-grade commercial paper and U.S. Government securities. The credit risk from trade accounts receivable is limited because we have a large customer base which extends across many different U.S. markets. We attempt to minimize our credit risk associated with our derivative financial instruments through the application of credit policies.

NOTE 15 - OTHER INCOME, NET
Other income, net, comprises the following:

                                    2003         2002         2001
                                  -------      -------      -------
Gain on sales of fixed assets     $(2,173)     $(1,719)     $(2,413)
Finance charges                    (3,942)      (2,169)      (2,435)
Derivative loss                      --          2,123          326
Other                              (2,845)      (2,638)      (1,632)
                                  -------      -------      -------
Total other income, net           $(8,960)     $(4,403)     $(6,154)
                                  =======      =======      =======

      Derivative loss of $3,146 is included in "cost of sales - propane" in the 2003 Consolidated Statement of Operations.

NOTE 16 - MANAGEMENT REALIGNMENT

In June 2003, the General Partner announced a plan to realign its management structure. Pursuant to the plan, the Partnership closed its seven regional offices located across the country and relocated four regional vice presidents to its Valley Forge, Pennsylvania headquarters. In addition, the Partnership reconfigured its eighty geographically-based market areas into approximately sixty market areas.

      The new management structure is expected to further streamline business processes, eliminate duplication and reduce overhead expenses. As a result of the management realignment, the Partnership incurred charges for severance, lease termination and other expenses totaling $3,756 which are reflected as operating and administrative expenses in the 2003 Consolidated Statement of Operations. As of September 30, 2003, $736 of costs associated with the management realignment, principally comprising employee severance and lease termination costs, are included in employee compensation and benefits accrued and other current liabilities in the Consolidated Balance Sheet. Additional future costs to be incurred in conjunction with the management realignment are not expected to have a material effect on our results of operations.

                                      AmeriGas Partners, L.P. 2003 Annual Report


NOTE 17 - QUARTERLY DATA (UNAUDITED)

The following unaudited quarterly data includes all adjustments (consisting only of normal recurring adjustments) which we consider necessary for a fair presentation. Our quarterly results fluctuate because of the seasonal nature of our propane business.

                                        December 31,             March 31,              June 30,              September 30,
                                     2002        2001        2003        2002        2003        2002        2003        2002
                                     ----        ----        ----        ----        ----        ----        ----        ----
Revenues                          $ 445,031   $ 371,385   $ 625,546   $ 460,122   $ 287,136   $ 254,469   $ 270,711   $ 221,904
Operating income (loss)           $  64,414   $  42,132   $ 115,547   $ 104,644   $  (6,467)  $  11,769   $  (9,504)  $ (13,853)
Net income (loss)                 $  40,912   $  18,397   $  89,876   $  81,989   $ (27,414)  $  (9,945)  $ (31,416)  $ (35,075)

Net income (loss) per limited
   partner unit - basic and
   diluted                        $    0.82   $    0.38   $    1.80   $    1.64   $   (0.54)  $   (0.20)  $   (0.59)  $   (0.70)
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------

NOTE 18 - CHANGES IN ACCOUNTING

TANK FEE REVENUE RECOGNITION. In order to apply the guidance of SAB 101, effective October 1, 2000, we changed our method of accounting for annually billed nonrefundable tank fees. Prior to the change in accounting, nonrefundable tank fees for installed Partnership-owned tanks were recorded as revenue when billed. Under the new accounting method, revenues from such fees are being recorded on a straight-line basis over one year. As a result of this change in accounting, on October 1, 2000, we recorded a charge of $5,984 representing the cumulative effect of the change in accounting on prior years. The change in accounting for nonrefundable tank fees did not have a material impact on reported revenues in 2003, 2002 and 2001.

ACCOUNTING FOR TANK INSTALLATION COSTS. Effective October 1, 2000, we changed our method of accounting for tank installation costs which are not billed to customers. Prior to the change in accounting, costs to install Partnership-owned tanks at customer locations were expensed as incurred. Under the new accounting method, all such costs, net of amounts billed to customers, are capitalized in property, plant and equipment and amortized over the estimated period of benefit not exceeding ten years. We believe that this accounting method better matches the costs of installing Partnership-owned tanks with the periods benefited. As a result of this change in accounting, on October 1, 2000, we recorded an increase of $19,214 in net income representing the cumulative effect of the change in accounting on prior years. The change in accounting for tank installation costs did not have a material effect on 2001 net income.

CUMULATIVE EFFECT OF ACCOUNTING CHANGES AND PRO FORMA DISCLOSURE. The cumulative effect and related per limited partner unit amounts reflected on the 2001 Consolidated Statement of Operations resulting from the above changes in accounting principles, as well as the cumulative effect resulting from the adoption of SFAS 133 (see Note 2), comprise the following:

                                                     Cumulative
                                                     Effect Per
                              Cumulative                Limited
                                  Effect           Partner Unit
                                  ------           ------------
Tank fees                       $ (5,984)               $(0.13)
Tank installation costs           19,214                  0.43
SFAS 133                            (736)                (0.02)
                                --------                ------
Total                           $ 12,494                $ 0.28
                                ========                ======

                                      AmeriGas Partners, L.P. 2003 Annual Report


REPORT OF INDEPENDENT AUDITORS


TO THE PARTNERS OF AMERIGAS PARTNERS, L.P. AND THE BOARD OF DIRECTORS OF AMERIGAS PROPANE, INC.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of partners' capital and of cash flows present fairly, in all material respects, the financial position of AmeriGas Partners, L.P. and its subsidiaries at September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of AmeriGas Propane, Inc.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The consolidated financial statements of AmeriGas Partners, L.P. and its subsidiaries for the year ended September 30, 2001, prior to the revisions discussed in Note 2, were audited by other independent auditors who have ceased operations. Those independent auditors expressed an unqualified opinion on those financial statements in their report dated November 16, 2001.

      As discussed in Note 2 to the consolidated financial statements, the Partnership adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" in fiscal 2002.

      As discussed above, the consolidated financial statements of AmeriGas Partners, L.P. and its subsidiaries for the year ended September 30, 2001, were audited by other independent auditors who have ceased operations. As described in Note 2, these financial statements have also been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" which was adopted by the Partnership as of October 1, 2001. We audited the transitional disclosures described in Note 2. In our opinion, the transitional disclosures for 2001 in
Note 2 are appropriate. However, we were not engaged to audit, review or apply procedures to the 2001 consolidated financial statements of the Partnership other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
November 17, 2003



  THIS REPORT IS A COPY OF THE PREVIOUSLY ISSUED ACCOUNTANT'S REPORT OF ARTHUR
         ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF AMERIGAS PARTNERS, L.P. AND THE BOARD OF DIRECTORS OF AMERIGAS PROPANE, INC.:

We have audited the accompanying consolidated balance sheets of AmeriGas Partners, L.P. and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of operations, partners' capital and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the management of AmeriGas Propane, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AmeriGas Partners, L.P. and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

      As explained in Notes 2 and 4 to the financial statements, effective October 1, 2000, the Partnership changed its methods of accounting for tank installation costs and nonrefundable tank fees and also adopted the provisions of SFAS No. 133.


/s/ Arthur Andersen LLP

Philadelphia, Pennsylvania
November 16, 2001

                                      AmeriGas Partners, L.P. 2003 Annual Report


GENERAL PARTNER'S REPORT

The Partnership's consolidated financial statements and other financial information contained in this Annual Report are prepared by the management of the General Partner, AmeriGas Propane, Inc., which is responsible for their fairness, integrity and objectivity. The consolidated financial statements and related information were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on management's best judgments and estimates.

      The General Partner maintains a system of internal controls. Management of the General Partner believes the system provides reasonable, but not absolute, assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and are properly recorded to permit the preparation of reliable financial information. There are limits in all systems of internal control, based on the recognition that the cost of the system should not exceed the benefits to be derived. We believe that the internal control system is cost effective and provides reasonable assurance that material errors or irregularities will be prevented or detected within a timely period. The internal control system and compliance therewith are monitored by UGI Corporation's internal audit staff.

      The Audit Committee of the Board of Directors of the General Partner is composed of three members, none of whom is an employee of the General Partner. This Committee is responsible for overseeing the financial reporting process and the adequacy of controls, and for monitoring the independence of the Partnership's independent accountants and the performance of the independent accountants and internal audit staff. The Committee appoints the independent accountants to conduct the annual audit of the Partnership's consolidated financial statements. The Committee is also responsible for maintaining direct channels of communication between the Board of Directors and both the independent accountants and internal auditors.

      The independent accountants perform certain procedures, including an evaluation of internal controls to the extent required by auditing standards generally accepted in the United States of America, in order to express an opinion on the consolidated financial statements and to obtain reasonable assurance that such financial statements are free of material misstatement.


/s/ Eugene V. N. Bissell
----------------------------
Eugene V. N. Bissell
Chief Executive Officer


/s/ Martha B. Lindsay
----------------------------
Martha B. Lindsay
Chief Financial Officer


/s/ Richard R. Eynon
----------------------------
Richard R. Eynon
Chief Accounting Officer