Form 10-K, Exhibit 13
period 2004-09-30
AP EAGLE FINANCE CORP; AMERIGAS FINANCE CORP; AMERIGAS EAGLE FINANCE CORP; AMERIGAS PARTNERS LP
filed 2004-12-14
CIK 1161868, 945792, 1161869, 932628

                                                                               .
                                                                               .
                                                                               .
                                                                      EXHIBIT 13


                                      AmeriGas Partners, L.P. 2004 Annual Report

CONSOLIDATED BALANCE SHEETS
(Thousands of dollars)

                                                                                                September 30,
                                                                                                -------------
                                                                                         2004                 2003
                                                                                      ----------           ----------
ASSETS
Current assets:
  Cash and cash equivalents                                                           $   40,583           $   45,872
  Accounts receivable (less allowances for doubtful accounts of $11,964 and
     $9,192, respectively)                                                               141,709              114,082
  Accounts receivable - related parties                                                    5,137                2,915
  Inventories                                                                             84,753               70,171
  Prepaid expenses and other current assets                                               25,934               17,204
                                                                                      ----------           ----------
    Total current assets                                                                 298,116              250,244

Property, plant and equipment (less accumulated depreciation and
  amortization of $520,447 and $473,090, respectively)                                   592,353              594,604
Goodwill and excess reorganization value                                                 609,058              602,475
Intangible assets (less accumulated amortization
  of $16,158 and $11,934, respectively)                                                   28,612               27,032
Other assets                                                                              22,088               21,733
                                                                                      ----------           ----------
     Total assets                                                                     $1,550,227           $1,496,088
                                                                                      ==========           ==========

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
  Current maturities of long-term debt                                                $   60,068           $   58,705
  Accounts payable - trade                                                               112,315               87,352
  Accounts payable - related parties                                                       1,309                  930
  Employee compensation and benefits accrued                                              30,023               26,307
  Interest accrued                                                                        30,675               31,987
  Customer deposits and advances                                                          78,907               66,683
  Other current liabilities                                                               39,173               39,996
                                                                                      ----------           ----------
     Total current liabilities                                                           352,470              311,960

Long-term debt                                                                           841,283              868,581
Other noncurrent liabilities                                                              59,687               54,859

Commitments and contingencies (note 10)

Minority interests                                                                         7,749                7,005

Partners' capital:
  Common unitholders (units issued - 54,473,272 and 52,333,208, respectively)            276,887              255,423
  General partner                                                                          2,783                2,577
  Accumulated other comprehensive income (loss)                                            9,368               (4,317)
                                                                                      ----------           ----------
     Total partners' capital                                                             289,038              253,683
                                                                                      ----------           ----------
     Total liabilities and partners' capital                                          $1,550,227           $1,496,088
                                                                                      ==========           ==========

See accompanying notes to consolidated financial statements.

                                      AmeriGas Partners, L.P. 2004 Annual Report

CONSOLIDATED STATEMENTS OF OPERATIONS
(Thousands of dollars, except per unit)

                                                                      Year Ended September 30,
                                                           ---------------------------------------------
                                                              2004              2003            2002
                                                           -----------      -----------      -----------
Revenues:
  Propane                                                  $ 1,639,700      $ 1,502,564      $ 1,191,649
  Other                                                        136,200          125,860          116,231
                                                           -----------      -----------      -----------
                                                             1,775,900        1,628,424        1,307,880
                                                           -----------      -----------      -----------

Costs and expenses:
  Cost of sales - propane                                      972,302          856,883          605,695
  Cost of sales - other                                         56,937           53,452           47,383
  Operating and administrative expenses                        501,073          488,434          447,809
  Depreciation and amortization                                 80,612           74,625           66,104
  Other income, net                                            (11,744)          (8,960)          (4,403)
                                                           -----------      -----------      -----------
                                                             1,599,180        1,464,434        1,162,588
                                                           -----------      -----------      -----------

Operating income                                               176,720          163,990          145,292
Loss on extinguishments of debt                                      -           (3,023)            (752)
Interest expense                                               (83,175)         (87,195)         (87,839)
                                                           -----------      -----------      -----------
Income before income taxes                                      93,545           73,772           56,701
Income tax expense                                                (269)            (586)            (340)
Minority interests                                              (1,422)          (1,228)            (995)
                                                           -----------      -----------      -----------
Net income                                                 $    91,854      $    71,958      $    55,366
                                                           ===========      ===========      ===========

General partner's interest in net income                   $       919      $       720      $       554
                                                           ===========      ===========      ===========

Limited partners' interest in net income                   $    90,935      $    71,238      $    54,812
                                                           ===========      ===========      ===========

Income per limited partner unit - basic and diluted        $      1.71      $      1.42      $      1.12

Average limited partner units outstanding (thousands):
  Basic                                                         53,097           50,267           48,909
                                                           ===========      ===========      ===========
  Diluted                                                       53,172           50,337           48,932
                                                           ===========      ===========      ===========

See accompanying notes to consolidated financial statements.

                                      AmeriGas Partners, L.P. 2004 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands of dollars)

                                                                   Year Ended September 30.
                                                         -------------------------------------------
                                                            2004             2003             2002
                                                         ---------        ---------        ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                             $  91,854        $  71,958        $  55,366
  Adjustments to reconcile net income to net
     cash provided by operating activities:
       Depreciation and amortization                        80,612           74,625           66,104
       Other, net                                            7,466            6,747            1,321
       Net change in:
       Accounts receivable                                 (34,460)         (20,281)           6,834
       Inventories                                         (11,157)          (7,510)          10,576
       Accounts payable                                     22,000            1,389            9,579
       Other current assets and liabilities                 21,344           12,375            9,740
                                                         ---------        ---------        ---------
       Net cash provided by operating activities           177,659          139,303          159,520
                                                         ---------        ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Expenditures for property, plant and equipment           (61,656)         (52,933)         (53,472)
  Proceeds from disposals of assets                         13,726            7,408            9,849
  Acquisitions of businesses, net of cash acquired         (42,593)         (27,000)            (736)
                                                         ---------        ---------        ---------
       Net cash used by investing activities               (90,523)         (72,525)         (44,359)
                                                         ---------        ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Distributions                                           (117,537)        (111,462)        (108,504)
  Minority interest activity                                (1,059)            (686)            (624)
  (Decrease) increase in bank loans                              -          (10,000)          10,000
  Issuance of long-term debt                                30,135          122,780           40,900
  Repayment of long-term debt                              (55,678)        (144,701)         (99,149)
  Proceeds from issuance of Common Units                    51,197           75,005           56,556
  Capital contributions from General Partner                   517              758              571
                                                         ---------        ---------        ---------
        Net cash used by financing activities              (92,425)         (68,306)        (100,250)
                                                         ---------        ---------        ---------
Cash and cash equivalents (decrease) increase            $  (5,289)       $  (1,528)       $  14,911
                                                         =========        =========        =========

CASH AND CASH EQUIVALENTS
  End of year                                               40,583        $  45,872        $  47,400
  Beginning of year                                         45,872           47,400           32,489
                                                         ---------        ---------        ---------
     (Decrease) increase                                 $  (5,289)       $  (1,528)       $  14,911
                                                         =========        =========        =========

See accompanying notes to consolidated financial statements.

                                      AmeriGas Partners, L.P. 2004 Annual Report

CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
(Thousands of dollars, except unit data)

                                                                                            Accumulated
                                                                                               other        Total
                                      Number of units                             General  comprehensive  partners'
                                  Common    Subordinated  Common    Subordinated  partner  income (loss)   capital
                                ----------  ------------ ---------  ------------ --------  -------------  ---------
Balance September 30, 2001      36,761,239    9,891,072  $ 187,001  $    28,513  $  2,174  $     (14,183) $ 203,505
Net income                                                  43,719       11,093       554                    55,366
Net losses on derivative
  instruments                                                                                    (10,664)   (10,664)
Reclassification of net losses
  on derivative instruments                                                                       31,493     31,493
                                                         ---------  -----------  --------   -------------  ---------
Comprehensive income                                        43,719       11,093       554         20,829     76,195
Distributions                                              (85,659)     (21,760)   (1,085)                 (108,504)
Common Units issued in
  connection with executive
  compensation plan                  2,000                      43                                               43
Common Units issued in
  connection with public
  offering                       2,428,047                  49,623                    501                    50,124
Common Units sold to
  General Partner                  350,000                   6,933                     70                     7,003
                                ----------  -----------  ---------  -----------  --------  -------------  ---------
Balance September 30, 2002      39,541,286    9,891,072    201,660       17,846     2,214          6,646    228,366
                                ----------  -----------  ---------  -----------  --------  -------------  ---------
Net income                                                  69,859        1,379       720                    71,958
Net gains on derivative
  instruments                                                                                     14,909     14,909
Reclassification of net gains
  on derivative instruments                                                                      (25,872)   (25,872)
                                                         ---------  -----------  --------  -------------  ---------
Comprehensive income                                        69,859        1,379       720        (10,963)    60,995
Distributions                                             (104,907)      (5,440)   (1,115)                 (111,462)
Common Units issued in
  connection with public
  offering                       2,900,000                  75,005                    758                    75,763
Common Units issued in
  connection with executive
  compensation plan                    850                      21                                               21
Conversion of Subordinated
  Units                          9,891,072   (9,891,072)    13,785      (13,785)                                  -
                                ----------  -----------  ---------  -----------  --------  -------------  ---------
Balance September 30, 2003      52,333,208           -     255,423            -     2,577         (4,317)   253,683
                                ----------  -----------  ---------  -----------  --------  -------------  ---------
Net income                                                  90,935                    919                    91,854
Net gains on derivative
  instruments                                                                                     41,094     41,094
Reclassification of net gains
  on derivative instruments                                                                      (27,409)   (27,409)
                                                         ---------               --------  -------------  ---------
Comprehensive income                                        90,935                    919         13,685    105,539
Distributions                                             (116,362)                (1,175)                 (117,537)
Common Units issued in
  connection with public
  offering                       2,100,000                  51,197                    517                    51,714
Common Units issued in
  connection with incentive
  compensation plans                40,064                   1,090                                            1,090
Adjustment to goodwill
  contributed (note 2)                                      (5,396)                   (55)                   (5,451)
                                ----------  -----------  ---------  -----------  --------  -------------  ---------
Balance September 30, 2004      54,473,272            -  $ 276,887  $         -  $  2,783  $       9,368  $ 289,038
                                ----------  -----------  ---------  -----------  --------  -------------  ---------

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

      At September 30, 2004, AmeriGas Propane, Inc. (the "General Partner"), an indirect wholly owned subsidiary of UGI Corporation ("UGI"), held a 1% general partner interest in AmeriGas Partners and a 1.01 % general partner interest in AmeriGas OLP. The General Partner and its wholly owned subsidiary Petrolane Incorporated ("Petrolane," a predecessor company of the Partnership) also owned 24,525,004 Common Units of AmeriGas Partners. The remaining 29,948,268 Common Units are publicly held. The Common Units represent limited partner interests in AmeriGas Partners.

      AmeriGas Partners holds a 99% limited partner interest in AmeriGas OLP. AmeriGas OLP, indirectly through subsidiaries, owns an effective 0.1 % general partner interest and a direct approximate 99.8% limited partner interest in Eagle OLP. An unrelated third party ("minority partner") holds an approximate
0.1 % limited partner interest in Eagle OLP.

      AmeriGas Partners and the Operating Partnerships have no employees. Employees of the General Partner conduct, direct and manage our operations. The General Partner provides management and administrative services to AmeriGas Eagle Holdings, Inc. ("AEH"), the general partner of Eagle OLP, under a management services agreement. The General Partner is reimbursed monthly for all direct and indirect expenses it incurs on our behalf.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION PRINCIPLES. The consolidated financial statements include the accounts of AmeriGas Partners and its majority-owned subsidiaries. We eliminate all significant intercompany accounts and transactions when we consolidate. We account for the General Partner's 1.01 % interest in AmeriGas OLP and the minority partner's 0.1 % limited partner interest in Eagle OLP as minority interests in the consolidated financial statements. The Partnership's 50% ownership interest in Atlantic Energy, Inc. ("Atlantic Energy") was accounted for by the equity method (see Note 17). Atlantic Energy's principal asset is a propane storage terminal located in Chesapeake, Virginia.

RECLASSIFICATIONS. We have reclassified certain prior year balances to conform to the current year presentation.

USE OF ESTIMATES. We make estimates and assumptions when preparing financial statements in conformity with accounting principles generally accepted in the United States. These estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

REVENUE RECOGNITION. We recognize revenue from the sale of propane principally as product is delivered to customers. Revenue from the sale of appliances and equipment is recognized at the time of sale or installation. Revenue from repairs and maintenance is recognized upon completion of the service. Revenues from annually billed nonrefundable tank fees are recorded on a straight-line basis over one year.

INVENTORIES. Our inventories are stated at the lower of cost or market. We determine cost using an average cost method for propane, specific identification for appliances, and the first-in, first-out ("FIFO") method for all other inventories.

PROPERTY, PLANT AND EQUIPMENT AND RELATED DEPRECIATION.

We record property, plant and equipment at cost. The amounts we assign to property, plant and equipment of businesses we acquire are based upon estimated fair value at date of acquisition. When plant and equipment are retired or otherwise disposed of, we remove the cost and accumulated depreciation from the appropriate accounts and any resulting gain or loss is recognized in "Other income, net" in the Consolidated Statements of Operations. We compute depreciation expense on plant and equipment using the straight-line method over estimated service lives generally ranging from 15 to 40 years for buildings and improvements; 7 to 30 years for storage and customer tanks and cylinders; and 2 to 10 years for vehicles, equipment, and office furniture and fixtures. Costs to install Partnership-owned tanks at customer locations, net of amounts billed to customers, are capitalized and depreciated over the estimated period of benefit not exceeding ten years. Depreciation expense was $75,468 in 2004, $70,423 in 2003 and $61,993 in 2002.

                                      AmeriGas Partners, L.P. 2004 Annual Report


INTANGIBLE ASSETS. The Partnership's intangible assets comprise the following at September 30:

                                          2004         2003
                                       ---------    ---------
SUBJECT TO AMORTIZATION:
  Customer relationships and
     noncompete agreements             $  44,770    $  38,966
  Accumulated amortization               (16,158)     (11,934)
                                       ---------    ---------
                                       $  28,612    $  27,032
                                       ---------    ---------

NOT SUBJECT TO AMORTIZATION:
  Goodwill                               515,738    $ 509,155
  Excess reorganization value             93,320       93,320
                                       ---------    ---------
                                       $ 609,058    $ 602,475
                                       =========    =========

      The increase in the carrying amounts of goodwill and other intangible assets during 2004 resulted from Partnership business acquisitions. The increase in goodwill was partially offset by the settlement of an income tax benefit held by Petrolane, which related to a period prior to the formation of the Partnership. The settlement resulted in a reduction to the value of the net assets contributed to AmeriGas OLP by Petrolane at the Partnership formation date. The adjustment was recorded by the Partnership during the year ended September 30, 2004 as a $5,451 reduction in both goodwill and partners' capital.

      We amortize customer relationship and noncompete agreement intangibles over their estimated periods of benefit which do not exceed 15 years. Amortization expense of intangible assets was $4,224 in 2004, $3,283 in 2003 and $3,287 in 2002. Estimated amortization expense of intangible assets during the next five fiscal years is as follows: Fiscal 2005 - $4,108; Fiscal 2006 - $3,720; Fiscal 2007 - $3,081; Fiscal 2008 - $2,806; Fiscal 2009 - $2,484.

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

      SFAS 142 requires that we perform an impairment test annually or more frequently if events or circumstances indicate that the value of goodwill might be impaired. No provisions for goodwill impairments were recorded during 2004, 2003 and 2002.

DEFERRED DEBT ISSUANCE COSTS. Included in other assets are net deferred debt issuance costs of $12,638 and $14,022 at September 30, 2004 and 2003, respectively. We are amortizing these costs over the terms of the related debt.

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

ENVIRONMENTAL AND OTHER LEGAL MATTERS. We accrue environmental investigation and clean-up costs when it is probable that a liability exists and the amount or range of amounts can be reasonably estimated. Amounts accrued generally reflect our best estimate of costs expected to be incurred or the minimum liability associated with a range of expected environmental response costs. Our estimated liability for environmental contamination is reduced to reflect anticipated participation of other responsible parties but is not reduced for possible recovery from insurance carriers. Similar to environmental matters, we accrue investigation and other legal costs when it is probable that a liability exists and the amount or range of amounts can be reasonably estimated. We do not discount to present value the costs of future expenditures for environmental liabilities.

INCOME TAXES. AmeriGas Partners and the Operating Partnerships are not directly subject to federal income taxes. Instead, their taxable income or loss is allocated to their individual partners. The Operating Partnerships have corporate subsidiaries which are directly subject to federal income taxes. Accordingly, our Consolidated Financial Statements reflect income taxes related to these corporate subsidiaries. Net income for financial statement purposes may differ significantly from taxable income reportable to unitholders. This is a result of (1) differences between the tax basis and financial reporting basis of assets and liabilities and (2) the taxable income allocation requirements of the Third Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P ("Partnership Agreement") and the Internal Revenue Code.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of dollars, except per unit amounts)


UNIT-BASED COMPENSATION. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), we apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), in recording compensation expense for grants of equity instruments to employees. We recorded unit-based compensation expense of $1,265 in 2004, $2,151 in 2003 and $1,018 in 2002. If we had determined unit-based compensation expense under the fair value method prescribed by the provisions of SFAS 123, net income and basic and diluted income per unit would have been as follows:

                                          2004        2003         2002
                                       ---------   ---------    ---------
Net income as reported                 $  91,854   $  71,958    $  55,366
Add: Unit-based employee
   compensation expense
   included in reported net
   income                                  1,265       2,151        1,018
Deduct: Total unit-based
   employee compensation
   expense determined
   under the fair value
   method for all awards                  (1,795)     (2,582)      (1,392)
                                       ---------   ---------    ---------
Pro forma net income                   $  91,324   $  71,527    $  54,992
                                       ---------   ---------    ---------
Basic and diluted income
  per limited partner unit:
    As reported                        $    1.71   $    1.42    $    1.12
    Pro forma                          $    1.70   $    1.41    $    1.11
                                       =========   =========    =========

For a description of unit-based compensation and related disclosure, see Note 9.

NET INCOME PER UNIT. Net income per unit is computed by dividing net income, after deducting the General Partner's interest in AmeriGas Partners, by the weighted average number of limited partner units outstanding.

      Effective April 2004, the Partnership adopted Emerging Issues Task Force Issue No. 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128" ("EITF 03-6"), which results in the calculation of net income per limited partner unit for each period according to distributions declared and participation rights in undistributed earnings, as if all of the earnings for the period had been distributed. In periods with undistributed earnings above certain levels, the calculation according to the two-class method results in an increased allocation of undistributed earnings to the General Partner and a dilution of the earnings to the limited partners. Due to the seasonality of the propane business, the dilutive effect of EITF 03-6 on net income per limited partner unit will typically impact the first three fiscal quarters. EITF 03-6 did not impact net income per limited partner unit for the 2004 fiscal year.

      Potentially dilutive Common Units included in the diluted limited partner units outstanding computation of 75,000 in 2004, 70,000 in 2003 and 23,000 in 2002 reflect the effects of Common Unit awards issued under AmeriGas Propane, Inc. incentive compensation plans.

DERIVATIVE INSTRUMENTS. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended, establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivative instruments be recognized as either assets or liabilities and measured at fair value. The accounting for changes in fair value depends upon the purpose of the derivative instrument and whether it is designated and qualifies for hedge accounting. For a detailed description of the derivative instruments we use, our objectives for using them, and related supplemental information required by SFAS 133, see Note 13.

CONSOLIDATED STATEMENTS OF CASH FLOWS. We define cash equivalents as all highly liquid investments with maturities of three months or less when purchased. We record cash equivalents at cost plus accrued interest, which approximates market value. We paid interest totaling $84,421 in 2004, $89,157 in 2003 and $86,556 in 2002.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS. In December 2003, the Financial Accounting Standards Board ("FASB") revised Financial Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which was originally issued in January 2003 and clarifies Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46 was effective immediately for variable interest entities created or obtained after January 31, 2003. For variable interest entities created or acquired before February 1, 2003, FIN 46 was effective beginning with our interim period ended March 31, 2004. If certain conditions are met, FIN 46 requires the primary beneficiary to consolidate certain variable interest entities. The Partnership has not created or obtained any variable interest entities prior to, or after January 31, 2003. Therefore, the adoption of FIN 46 did not affect the Partnership's financial position or results of operations.

NOTE 3 - ACQUISITIONS

During 2004, AmeriGas OLP acquired substantially all of the retail propane distribution assets and business of Horizon Propane LLC ("Horizon Propane") and several other retail propane businesses for total cash consideration of $42,593. In conjunction with these acquisitions, liabilities of $1,561 were incurred. The operating results of these businesses have been included in our operating results from their respective dates of acquisition. The total purchase price of these acquisitions has been allocated to the assets and liabilities acquired as follows:

Net current assets                                              $   1,958
Property, plant and equipment                                      24,431
Goodwill                                                           11,977
Customer relationships and noncompete agreements
  (estimated useful life of 10 and 5 years, respectively)           5,788
                                                                ---------
Total                                                           $  44,154
                                                                =========

      The pro forma effect of all of these transactions was not material to the Partnership's operations.

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

Net current assets                                              $   2,260
Property, plant and equipment                                       6,095
Goodwill                                                           12,552
Customer relationships and noncompete agreements
  (estimated useful life of 15 and 5 years, respectively)           7,729
Other assets and liabilities                                         (167)
                                                                ---------
Total                                                           $  28,469
                                                                =========

      The pro forma effect of all of these transactions was not material to the Partnership's results of operations.

NOTE 4 - QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH

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

                                      AmeriGas Partners, L.P. 2004 Annual Report

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

Note 5 - Debt

Long-term debt comprises the September following at 30:

                                                  2004          2003
                                               ----------    ----------
AmeriGas Partners Senior Notes:
  8.875%, due May 2011 (including
     unamortized premium of $8,301
     and $6,426, respectively,
     effective rate - 8.46%)                   $  396,301    $  366,426
  10%, due April 2006 (less
     unamortized discount of $107
     and $167, respectively, effective
     rate - 10.125%)                               59,893        59,833
AmeriGas OLP First Mortgage Notes:
  Series A, 9.34% - 11.71%, due
     April 2005 through April 2009
     (including unamortized premium
     of $5,159 and $6,581,
     respectively, effective rate - 8.91%)        165,159       166,581
  Series B, 10.07%, due April 2005 (including
     unamortized premium of $301 and $1,082,
     respectively, effective rate - 8.74%)         40,301        81,082
  Series C, 8.83%, due April 2005
     through April 2010                            82,500        96,250
  Series D, 7.11%, due March 2009
     (including unamortized premium of
     $1,595 and $1,890, respectively,
     effective rate - 6.52%)                       71,595        71,890
  Series E, 8.50%, due July 2010
     (including unamortized premium of
     $124 and $137, respectively, effective
     rate - 8.47%)                                 80,124        80,137
Other                                               5,478         5,087
                                               ----------    ----------
Total long-term debt                              901,351       927,286
Less current maturities (including net
  unamortized premium of $3,104
  and $3,082, respectively)                       (60,068)      (58,705)
                                               ----------    ----------
Total long-term debt due after one year        $  841,283    $  868,581
                                               ==========    ==========

      Scheduled principal repayments of long-term debt for each of the next five fiscal years ending September 30 are as follows: 2005 - $56,964; 2006 - $114,854; 2007 - $54,283; 2008 - $54,044; 2009-$123,911.

AMERIGAS PARTNERS SENIOR NOTES. The 8.875% Senior Notes generally cannot be redeemed at our option prior to May 20, 2006. A redemption premium applies thereafter through May 19, 2009. The 10% Senior Notes generally cannot be redeemed at our option prior to their maturity. AmeriGas Partners prepaid $15,000 of 10.125% Senior Notes in November 2001 at a redemption price of 103.375% and the remaining $85,000 of 10.125% Senior Notes in January 2003 at a redemption price of 102.25%, in each instance, including accrued interest. AmeriGas Partners recognized losses of $3,023 and $752 associated with these prepayments which amounts are reflected in "Loss on extinguishments of debt" in the 2003 and 2002 Consolidated Statements of Operations, respectively. AmeriGas Partners may, under certain circumstances following the disposition of assets or a change of control, be required to offer to prepay the Senior Notes.

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

      Under the Revolving Credit Facility, AmeriGas OLP may borrow up to $100,000 (including a $100,000 sublimit for letters of credit) subject to restrictions in the AmeriGas Partners Senior Notes indentures (see "Restrictive Covenants" below). The Revolving Credit Facility may be used for working capital and general purposes of AmeriGas OLP. The Revolving Credit Facility expires on October 15, 2008, but may be extended for additional one-year periods with the consent of the participating banks representing at least 80% of the commitments thereunder. There were no borrowings outstanding under AmeriGas OLP's Revolving Credit Facility at September 30, 2004 and 2003. Issued and outstanding letters of credit, which reduce available borrowings under the Revolving Credit Facility, totaled $45,938 and $33,363 at September 30, 2004 and 2003, respectively.

      The Acquisition Facility provides AmeriGas OLP with the ability to borrow up to $75,000 to finance the purchase of propane businesses or propane business assets or, to the extent it is not so used, for working capital and general purposes, subject to restrictions in the AmeriGas Partners Senior Notes indentures. The Acquisition Facility operates as a revolving facility through October 15, 2008, at which time amounts then outstanding will be immediately due and payable. There were no amounts outstanding under the Acquisition Facility at September 30, 2004 and 2003.

      The Revolving Credit Facility and the Acquisition Facility permit AmeriGas OLP to borrow at prevailing interest rates, including the base rate, defined as the higher of the Federal Funds rate plus 0.50% or the agent bank's prime rate (4.75% at September 30,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of dollars, except per unit amounts)

2004), or at a two-week, one-, two-, three-, or six-month Eurodollar Rate, as defined in the Credit Agreement, plus a margin. The margin on Eurodollar Rate borrowings (which ranges from 1.00% to 2.25%), and the Credit Agreement facility fee rate (which ranges from 0.25% to 0.50%) are dependent upon AmeriGas OLP's ratio of funded debt to earnings before interest expense, income taxes, depreciation and amortization ("EBITDA"), each as defined in the Credit Agreement.

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

      If the ratio in item 2 above is less than or equal to 1.75-to-1, the Partnership may make cash distributions in a total amount not to exceed $24,000 less the total amount of distributions made during the immediately preceding 16 fiscal quarters. At September 30, 2004, such ratio was 3.14-to-1.

      The Credit Agreement and the First Mortgage Notes restrict the incurrence of additional indebtedness and also restrict certain liens, guarantees, investments, loans and advances, payments, mergers, consolidations, asset transfers, transactions with affiliates, sales of assets, acquisitions and other transactions. The Credit Agreement and First Mortgage Notes require the ratio of total indebtedness, as defined, to EBITDA, as defined (calculated on a rolling four-quarter basis or eight-quarter basis divided by two), to be less than or equal to 4.75-to-1 with respect to the Credit Agreement and 5.25-to-1 with respect to the First Mortgage Notes. In addition, the Credit Agreement requires that AmeriGas OLP maintain a ratio of EBITDA to interest expense, as defined, of at least 2.25-to-1 on a rolling four-quarter basis. Generally, as long as no default exists or would result, AmeriGas OLP is permitted to make cash distributions not more frequently than quarterly in an amount not to exceed available cash, as defined, for the immediately preceding calendar quarter. At September 30, 2004, the Partnership was in compliance with its financial covenants.

NOTE 6 - EMPLOYEE RETIREMENT PLANS

The General Partner sponsors a 401 (k) savings plan for eligible employees. Participants in the savings plan may contribute a portion of their compensation on a before-tax basis. Generally, employee contributions are matched on a dollar-for-dollar (100%) basis up to 5% of eligible compensation. In conjunction with a short-term cost savings program, for the period March 1, 2002 to September 30, 2002, employee contributions were matched at a rate of 25% up to 5% of eligible compensation. The cost of benefits under our savings plan was $6,397 in 2004, $5,555 in 2003 and $2,904 in 2002.

NOTE 7 - INVENTORIES

Inventories comprise the following at September 30:

                                          2004         2003
                                      ----------    ----------
Propane gas
Materials, supplies and other         $   65,938    $   51,691
Appliances for sale                       13,120        13,199
                                           5,695         5,281
                                      ----------    ----------
Total inventories                     $   84,753    $   70,171
                                      ==========    ==========

      In addition to inventories on hand, we also enter into contracts to purchase propane to meet a portion of our supply requirements. Generally, these contracts are one- to three-year agreements subject to annual review and call for payment based on either market prices at date of delivery or fixed prices.

                                      AmeriGas Partners, L.P. 2004 Annual Report


NOTE 8 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise the following at September 30:

                                         2004          2003
                                      ----------    ----------
Land                                  $   60,833    $   62,419
Buildings and improvements                81,817        78,729
Transportation equipment                  69,130        80,668
Storage facilities                        91,779        88,472
Equipment, primarily cylinders
   and tanks                             796,131       749,867
Other                                     13,110         7,539
                                      ----------    ----------
Gross property, plant and equipment    1,112,800     1,067,694
Less accumulated depreciation and
   amortization                         (520,447)     (473,090)
                                      ----------    ----------
Net property, plant and equipment     $  592,353    $  594,604
                                      ==========    ==========

NOTE 9 - PARTNERS' CAPITAL AND INCENTIVE COMPENSATION PLANS

In accordance with the Partnership Agreement, the General Partner may, in its sole discretion, cause the Partnership to issue an unlimited number of additional Common Units and other equity securities of the Partnership ranking on a parity with the Common Units.

      In May 2004, AmeriGas Partners sold 2,000,000 Common Units in an underwritten public offering at a public offering price of $25.61 per unit. In June 2004, the underwriters partially exercised their overallotment option in the amount of 100,000 Common Units. The net proceeds of the public offering totaling $51,197 and the associated capital contributions from the General Partner totaling $1,045 were contributed to AmeriGas OLP and used to reduce indebtedness under its bank credit agreement and for general partnership purposes.

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

      Under the AmeriGas Propane, Inc. 2000 Long-Term Incentive Plan ("2000 Incentive Plan"), the General Partner may grant to key employees the rights to receive a total of 500,000 Common Units, or cash equivalent to the fair market value of such Common Units, upon the achievement of performance goals. In addition, the 2000 Incentive Plan may provide for the crediting of Partnership distribution equivalents to participants' accounts. Distribution equivalents will be paid in cash and such payment may, at the participant's request, be deferred. The actual number of Common Units (or their cash equivalents) ultimately issued, and the actual amount of distribution equivalents paid, is dependent upon the achievement of performance goals. Generally, each grant, unless paid, will terminate when the participant ceases to be employed by the General Partner. We also have a nonexecutive Common Unit plan under which the General Partner may grant awards of up to a total of 200,000 Common Units to key employees who do not participate in the 2000 Incentive Plan. Generally, awards under the nonexecutive plan vest at the end of a three-year period and will be paid in Common Units and cash. During 2004, 2003 and 2002, the General Partner made awards under the 2000 Incentive Plan and the nonexecutive plan representing 51,200, 112,500 and 43,250 Common Units, respectively. We recorded compensation expense of $1,265 in 2004, $2,151 in 2003 and $1,018 in 2002 relating to these plans. At September 30, 2004, and 2003, awards representing 142,788 and 209,336 Common Units, respectively, were outstanding.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

We lease various buildings and other facilities and transportation, computer and office equipment under operating leases. Certain of the leases contain renewal and purchase options and also contain step-rent provisions. Our aggregate rental expense for such leases was $45,613 in 2004, $43,179 in 2003 and $41,974 in 2002.

      Minimum future payments under noncancelable operating leases are as follows:

Year Ending September 30,
2005                                            $  40,747
2006                                               34,725
2007                                               29,722
2008                                               24,690
2009                                               19,582
Thereafter                                         45,075
                                                ---------
Total minimum operating lease payments          $ 194,541
                                                =========

      The Partnership enters into fixed price contracts with suppliers to purchase a portion of its propane supply requirements. These contracts generally have terms of less than one year. As of September 30, 2004, contractual obligations under these contracts totaled $12,826.

      The Partnership also enters into contracts to purchase propane to meet additional supply requirements. Generally, these contracts are one- to three-year agreements subject to annual review and call for payment based on either market prices at the date of delivery or fixed prices.

      The Partnership has succeeded to certain lease guarantee obligations of Petrolane relating to Petrolane's divestiture of non-propane operations before its 1989 acquisition by QFB Partners. Future lease payments under these leases total approximately $12,000 at September 30, 2004. The leases expire through 2010 and some of them are currently in default. The Partnership has succeeded to the indemnity agreement of Petrolane by which Texas Eastern Corporation ("Texas Eastern"), a prior owner of Petrolane, agreed to indemnify Petrolane against any liabilities arising out of the conduct of businesses that do not relate to, and are not a part of, the propane business, including lease guarantees. In December 1999, Texas Eastern filed for dissolution under the Delaware General Corporation Law. PanEnergy Corporation ("PanEnergy"), Texas Eastern's sole stockholder, subsequently assumed all of Texas Eastern's liabilities as of December 20, 2002, to the extent of the value of Texas Eastern's assets transferred to PanEnergy as of that date (which was estimated to exceed $94,000), and to the extent that such liabilities arise within ten years from Texas Eastern's date of dissolution. Notwithstanding the dissolution proceeding, and based on Texas Eastern previously having satisfied directly defaulted lease obligations without the Partnership's having to honor its guarantee, we believe that the probability that the Partnership will be required to directly satisfy the lease obligations subject to the indemnification agreement is remote.

      On August 21, 2001, AmeriGas Partners, through AmeriGas OLP, acquired the propane distribution businesses of Columbia Energy Group (the "2001 Acquisition") pursuant to the terms of a purchase agreement (the "2001 Acquisition Agreement") by and among Columbia Energy Group ("CEG"), Columbia Propane Corporation ("Columbia Propane"), Columbia Propane, L.P. ("CPLP"), CP Holdings, Inc. ("CPH," and together with Columbia Propane and CPLP, the "Company Parties"), AmeriGas Partners, AmeriGas OLP and the General Partner (together with AmeriGas Partners and AmeriGas OLP, the "Buyer Parties"). As a result of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of dollars, except per unit amounts)

2001 Acquisition, AmeriGas OLP acquired all of the stock of Columbia Propane and CPH and substantially all of the partnership interests of CPLP. Under the terms of an earlier acquisition agreement (the "1999 Acquisition Agreement"), the Company Parties agreed to indemnify the former general partners of National Propane Partners, L.P. (a predecessor company of the Columbia Propane businesses) and an affiliate (collectively, "National General Partners") against certain income tax and other losses that they may sustain as a result of the 1999 acquisition by CPLP of National Propane Partners, L.P. (the "1999 Acquisition") or the operation of the business after the 1999 Acquisition ("National Claims"). At September 30, 2004, the potential amount payable under this indemnity by the Company Parties was approximately $60,000. These indemnity obligations will expire on the date that CPH acquires the remaining outstanding partnership interest of CPLP, which is expected to occur on or after July 19, 2009.

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

      Samuel and Brenda Swiger and their son (the "Swigers") sustained personal injuries and property damage as a result of a fire that occurred when propane that leaked from an underground line ignited. In July 1998, the Swigers filed a class action lawsuit against AmeriGas Propane, L.P. (named incorrectly as "UGl/AmeriGas, Inc."), in the Circuit Court of Monongalia County, West Virginia, in which they sought to recover an unspecified amount of compensatory and punitive damages and attorney's fees, for themselves and on behalf of persons in West Virginia for whom the defendants had installed propane gas lines, allegedly resulting from the defendants' failure to install underground propane lines at depths required by applicable safety standards. The court recently granted the plaintiff's motion to include customers acquired from Columbia Propane in August 2001 as additional potential class members and to amend their complaint to name additional parties consistent with such ruling. In 2003, we settled the individual personal injury and property damage claims of the Swigers. Class counsel has indicated that the class is seeking compensatory damages in excess of $12,000 plus punitive damages, civil penalties, and attorneys' fees. We believe we have good defenses to the claims of the class members and intend to vigorously defend against the remaining claims in this lawsuit.

      We also have other contingent liabilities, pending claims and legal actions arising in the normal course of our business. We cannot predict with certainty the final results of these and the aforementioned matters. However, it is reasonably possible that some of them could be resolved unfavorably to us. Although management currently believes, after consultation with counsel, that damages or settlements, if any, recovered by the plaintiffs in such claims or actions will not have a material adverse effect on our financial position, damages or settlements could be material to our operating results or cash flows in future periods depending on the nature and timing of future developments with respect to these matters and the amounts of future operating results and cash flows.

NOTE 11 - RELATED PARTY TRANSACTIONS

Pursuant to the Partnership Agreement and a Management Services Agreement among AEH, the general partner of Eagle OLP, and the General Partner, the General Partner is entitled to reimbursement for all direct and indirect expenses incurred or payments it makes on behalf of the Partnership. These costs, which totaled $304,575 in 2004, $284,266 in 2003 and $262,398 in 2002, include employee compensation and benefit expenses of employees of the General Partner and general and administrative expenses.

      UGI provides certain financial and administrative services to the General Partner. UGI bills the General Partner for all direct and indirect corporate expenses incurred in connection with providing these services and the General Partner is reimbursed by the Partnership for these expenses. Such corporate expenses totaled $11,307 in 2004, $8,295 in 2003 and $6,341 in 2002. In
addition, UGI and certain of its subsidiaries provide office space and automobile liability insurance to the Partnership. These expenses totaled $2,679 in 2004, $1,683 in 2003 and $1,502 in 2002.

      Subsequent to the Columbia Propane acquisition and prior to the sale of the Partnership's 50% ownership interest in Atlantic Energy (see Note 17), the Partnership purchased propane on behalf of Atlantic Energy. Atlantic Energy reimbursed AmeriGas OLP for its purchases plus interest as Atlantic Energy sold such propane to third parties or to AmeriGas OLP itself. The total dollar value of propane purchased on behalf of Atlantic Energy was $30,034, $17,225 and $11,370 in 2004, 2003 and 2002, respectively. Purchases of propane by AmeriGas OLP from Atlantic Energy during 2004, 2003 and 2002 totaled $29,279, $23,940 and $12,131, respectively.

      In November 2004, in conjunction with the Partnership's sale of its 50% ownership interest in Atlantic Energy, UGI Asset Management, Inc. ("UGI Asset Management") and AmeriGas OLP entered into a Product Sales Agreement whereby UGI Asset Management has agreed to sell and AmeriGas OLP has agreed to purchase a minimum of 25 million gallons of propane annually at the Atlantic Energy terminal in Chesapeake, Virginia. The Product Sales Agreement will take effect on April 1, 2005 and continue for a primary term of five years with an option to extend the agreement for up to an additional five years. The price to be paid for product purchased under the agreement will be determined annually using a contractual formula that takes into account published index prices and the locational value of deliveries at the Atlantic Energy terminal.

      Prior to the sale of Atlantic Energy, the General Partner provided it with other services including accounting, insurance and other administrative services and was reimbursed for the related costs. Such costs were not material during 2004, 2003 or 2002. In addition, AmeriGas OLP entered into product cost hedging contracts on behalf of Atlantic Energy. When these contracts were settled, AmeriGas OLP was reimbursed the cost of any losses, or distributed the proceeds of any gains, to Atlantic Energy.

                                      AmeriGas Partners, L.P. 2004 Annual Report

      Amounts due from Atlantic Energy at September 30, 2004 and 2003 totaled $2,906 and $2,042, respectively, which amounts are included in accounts receivable - related parties in the Consolidated Balance Sheets.

NOTE 12- OTHER CURRENT LIABILITIES

Other current liabilities comprise the following at September 30:

                                                  2004          2003
                                                ---------     ---------
Self-insured property and casualty liability    $  15,824     $  12,672
Taxes other than income taxes                       5,564         4,994
Fair value of derivative instruments                    -         2,970
Propane exchange liability                          6,587         8,689
Deferred tank fee revenue                           7,787         7,563
Other                                               3,411         3,108
                                                ---------     ---------
Total other current liabilities                 $  39,173     $  39,996
                                                =========     =========

NOTE 13 - FINANCIAL INSTRUMENTS

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

      During the years ended September 30, 2004, 2003 and 2002, the net loss recognized in earnings representing cash flow hedge ineffectiveness was $1,534, $3,146 and $2,123, respectively. Gains and losses included in accumulated other comprehensive income at September 30, 2004 relating to cash flow hedges will be reclassified into (1) cost of sales when the forecasted purchase of propane subject to the hedges impacts net income and (2) interest expense when interest on anticipated issuances of fixed-rate long-term debt is reflected in net income. Included in accumulated other comprehensive income at September 30, 2004 are net losses of approximately $1,716 from IRPAs associated with forecasted issuances of ten-year debt generally anticipated to occur during the next two years. The amount of net loss which is expected to be reclassified into net income during the next twelve months is not material. The remaining net gain on derivative instruments included in accumulated other comprehensive income at September 30,2004 of $12,046 is principally associated with future purchases of propane generally anticipated to occur during the next twelve months. The actual amount of gains or losses on unsettled derivative instruments that ultimately is reclassified into net income will depend upon the value of such derivative contracts when settled. The fair value of derivative instruments is included in other current assets, other current liabilities and other noncurrent liabilities in the Consolidated Balance Sheets.

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

                                                Carrying    Estimated
                                                 Amount     Fair Value
                                                --------    ----------
2004:
  Propane swap and option contracts             $ 13,139    $   13,139
  Interest rate protection agreements             (1,734)       (1,734)
  Long-term debt                                 901,351       959,355
2003:
  Propane swap and option contracts             $   (637)   $     (637)
  Interest rate protection agreements               (188)         (188)
  Long-term debt                                 927,286     1,024,717
                                                ========    ==========

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

NOTE 14 - OTHER INCOME, NET

Other income, net, comprises the following:

                                   2004        2003        2002
                                 --------    --------    --------
Gain on sales of fixed assets    $ (2,306)   $ (2,173)   $ (1,719)
Finance charges                    (6,456)     (3,942)     (2,169)
Derivative loss                         -           -       2,123
Other                              (2,982)     (2,845)     (2,638)
                                 --------    --------    --------
Total other income, net          $(11,744)   $ (8,960)   $ (4,403)
                                 ========    ========    ========

      Derivative losses of $1,534 and $3,146 are included in "cost of sales - propane" in the 2004 and 2003 Consolidated Statement of Operations, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of dollars, except per unit amounts)

NOTE 15 - MANAGEMENT REALIGNMENT

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

      The new management structure further streamlined business processes, eliminated duplication and reduced overhead expenses. As a result of the management realignment, the Partnership incurred charges for severance, lease termination and other expenses totaling $3,756 which are reflected as operating and administrative expenses in the 2003 Consolidated Statement of Operations. As of September 30, 2003, $736 of costs associated with the management realignment, principally comprising employee severance and lease termination costs, were included in employee compensation and benefits accrued and other current liabilities in the 2003 Consolidated Balance Sheet.

NOTE 16 - CONVERSION OF SUBORDINATED UNITS

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

NOTE 17- SUBSEQUENT EVENT

In November 2004, the Partnership sold its 50% ownership interest in Atlantic Energy consisting of 3,500 shares of common stock ("Shares") pursuant to a Stock Purchase Agreement ("Agreement") by and between AmerE Holdings, Inc. ("AmerE"), an indirect wholly owned subsidiary of AmeriGas OLP, and UGI Asset Management, an indirect wholly owned subsidiary of UGI. UGI Asset Management purchased AmerE's Shares for $11,850 in cash, subject to post-closing adjustments, as defined in the Agreement.

NOTE 18 - QUARTERLY DATA (UNAUDITED)

The following unaudited quarterly data includes all adjustments (consisting only of normal recurring adjustments) which we consider necessary for a fair presentation. Our quarterly results fluctuate because of the seasonal nature of our propane business.

                              December 31,         March 31,            June 30,         September 30,
                            2003      2002      2004      2003      2004      2003      2004      2003
                          --------  --------  --------  --------  --------  --------  --------  --------
Revenues                  $460,198  $445,031  $687,710  $625,546  $315,107  $287,136  $312,885  $270,711
Operating income (loss)   $ 65,559  $ 64,414  $127,959  $115,547  $ (3,993) $ (6,467) $(12,805) $ (9,504)
Net income (loss)         $ 43,149  $ 40,912  $105,650  $ 89,876  $(24,132) $(27,414) $(32,813) $(31,416)
                          --------  --------  --------  --------  --------  --------  --------  --------
Net income (loss) per
 limited partner unit (a):
    Basic                 $   0.78  $   0.79  $   1.68  $   1.64  $  (0.45) $  (0.54) $  (0.60) $  (0.59)
    Diluted               $   0.77  $   0.79  $   1.68  $   1.64  $  (0.45) $  (0.54) $  (0.60) $  (0.59)
                          --------  --------  --------  --------  --------  --------  --------  --------

(a) The Partnership adopted EITF 03-6 effective April 2004 (see Note 2). Basic and diluted net income per limited partner unit have been recalculated in accordance with EITF 03-6 for the periods presented prior to June 30, 2004.

                                      AmeriGas Partners, L.P. 2004 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE PARTNERS OF AMERIGAS PARTNERS, L.P. AND THE BOARD OF DIRECTORS OF AMERIGAS PROPANE, INC.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of partners' capital and of cash flows present fairly, in all material respects, the financial position of AmeriGas Partners, L.P. and its subsidiaries at September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 2 to the consolidated financial statements, the Partnership adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" in fiscal 2002.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
December 6, 2004

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

      The General Partner maintains a system of internal controls. Management of the General Partner believes the system provides reasonable, but not absolute, assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and are properly recorded to permit the preparation of reliable financial information. There are limits in all systems of internal control, based on the recognition that the cost of the system should not exceed the benefits to be derived. We believe that the internal control system is cost effective and provides reasonable assurance that material errors or irregularities will be prevented or detected within a timely period. The internal control system and compliance therewith are monitored by UGI Corporation's internal audit staff. However, this report is not the same as the report of management on the effectiveness of internal control over financial reporting that will be included in the Partnership's annual report on Form 10-K for the fiscal year ending September 30, 2005.

      The Audit Committee of the Board of Directors of the General Partner is composed of three members, none of whom is an employee of the General Partner. This Committee is responsible for overseeing the financial reporting process and the adequacy of controls, and for monitoring the independence of the Partnership's independent accountants and the performance of the independent accountants and internal audit staff. The Committee appoints the independent accountants to conduct the annual audit of the Partnership's consolidated financial statements. The Committee is also responsible for maintaining direct channels of communication among the Board of Directors, management, and both the independent accountants and internal auditors.

      The independent accountants perform certain procedures in order to express an opinion on the consolidated financial statements and to obtain reasonable assurance that such financial statements are free of material misstatement.

/s/ Eugene V. N. Bissell
Eugene V. N. Bissell
Chief Executive Officer

/s/ Martha B. Lindsay
Martha B. Lindsay
Chief Financial Officer

/s/ William J. Stanczak
William J. Stanczak
Chief Accounting Officer